TABLE OF CONTENTS

SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)

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ALLEN TELECOM INC.

(Name of Registrant as Specified In Its Charter)

Allen Telecom Inc.

(Name of Person(s) Filing Proxy Statement)

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Philip Wm. Colburn
Chairman of the Board

March 15, 2002

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Allen Telecom Inc., which will be held at the Hyatt Regency Cleveland, 420 Superior Avenue, Cleveland, Ohio, on Friday, April 26, 2002 at 9:30 A.M. The purposes of the meeting are set forth in the accompanying notice and proxy statement.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

Sincerely,

PHILIP WM. COLBURN
Chairman of the Board

ALLEN TELECOM INC.
25101 Chagrin Boulevard
Beachwood, Ohio 44122

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON APRIL 26, 2002

March 15, 2002

To the Common Stockholders of
ALLEN TELECOM INC.

Notice is hereby given that the Annual Meeting of Stockholders of Allen Telecom Inc. will be held at the Hyatt Regency Cleveland, 420 Superior Avenue, Cleveland, Ohio, on Friday, April 26, 2002, at 9:30 A.M., local time, for the following purposes:

1. To elect a Board of eight directors;

2. To approve the adoption of the Amended and Restated Allen Telecom Inc. 1992 Stock Plan which is set forth as Exhibit A to this proxy statement;

3. To ratify the appointment of Deloitte & Touche LLP as independent auditors for the Company for the year ending December 31, 2002; and

4. To transact such other business as may properly come before the meeting or any adjournment thereof.

The close of business on Friday, March 1, 2002 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof.

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. The giving of such proxy will not affect your right to revoke the proxy or to vote in person if you attend the meeting.

By order of the Board of Directors

LAURA C. MEAGHER
Secretary

ALLEN TELECOM INC.
25101 Chagrin Boulevard
Beachwood, Ohio 44122

PROXY STATEMENT

March 15, 2002

The accompanying proxy is solicited on behalf of the Board of Directors of Allen Telecom Inc. (the "Company") for use at the Annual Meeting of Stockholders to be held on April 26, 2002, or at any adjournment thereof. Any proxy received pursuant to this solicitation may be revoked by the stockholder executing it by notifying the Secretary of the Company before it is voted at the Annual Meeting, by duly executing a proxy bearing a later date or by attending the Annual Meeting and voting in person.

The Board of Directors has fixed March 1, 2002 as the record date for the determination of holders of Common Stock, $1.00 par value, of the Company ("Common Stock") entitled to vote at the meeting. At the close of business on that date, the Company had outstanding 30,427,171 shares of Common Stock (exclusive of 2,072,981 shares held in its treasury). Each share of Common Stock will be entitled to one vote at the meeting. Presence in person or by proxy of a majority of the outstanding shares of Common Stock will constitute a quorum.

At the Annual Meeting, the results of stockholder voting will be tabulated by the inspectors of election appointed for the Annual Meeting. Under Delaware law and the Company's Restated Certificate of Incorporation, as amended, and By-Laws, as amended, properly executed proxies that are marked "abstain" or are held in "street name" by brokers that are not voted on one or more particular proposals (if otherwise voted on at least one proposal) will be counted for purposes of determining whether a quorum has been achieved at the Annual Meeting. Abstentions will have the same effect as a vote against the proposal to which such abstention applies. Broker non-votes will not be treated as a vote for or a vote against any of the proposals to which such broker non-vote applies.

This proxy statement and the accompanying proxy are first being mailed on or about March 15, 2002.

ELECTION OF DIRECTORS

Eight directors are to be elected at the Annual Meeting to hold office until the next annual meeting and until their successors have been elected and qualified. The Board of Directors proposes election of the persons listed below, all of whom are currently directors. One current director, John F. McNiff, will not be standing for re-election at the meeting. It is not contemplated that any of the nominees will be unable or unwilling to serve as a director; however, if that should occur, the proxies will be voted for the election of such other person or persons as are nominated by the Board of Directors, unless the Board reduces the number of directors to eliminate the vacancy. The eight nominees for director receiving a plurality of the votes cast at the Annual Meeting in person or by proxy shall be elected.

Information Regarding Nominees

Name, Age and Date First Became a Director	Principal Occupation, Business Experience and Other Directorships
Sheldon I. Ausman (68) February 20, 2002	Founding partner, Cambridge Capital Partners LLP, a private equity firm with offices in Los Angeles, Chicago and New York, since December 2000. Mr. Ausman was Managing Director – Western Region of Valuation Research, Inc. from July 2000 until December 2001. Mr. Ausman was Vice Chairman of Compensation Resource Group, Inc. (CRG), a national executive compensation and benefits consulting firm from January 1998 until June 2000. Prior to joining CRG, Mr. Ausman served as Senior Vice President and Director with the international financial printing firm of Bowne of Los Angeles from November 1996 until January 1998. He also served with Arthur Andersen & Co. for 34 years and was Managing Partner of the firm's practice in Southern California, Honolulu and Las Vegas before his retirement. Mr. Ausman is also a director of Superior Industries International, Inc.
Philip Wm. Colburn (73) April 29, 1975	Chairman of the Board, Allen Telecom Inc., since December 6, 1988 and a consultant to the Company since December 31, 1991. Mr. Colburn was also our Chief Executive Officer from March 1988 to February 1991 and President from March 1988 to December 1989. He had been our Executive Vice President from February 1976 to June 1981 and thereafter until March 1988 was a consultant to the Company. Mr. Colburn is also a director of Superior Industries International, Inc. and TransPro, Inc.
J. Chisholm Lyons (74) October 27, 1969	Vice Chairman of the Board, Allen Telecom Inc., since September 1979. He has been counsel with the law firm Gowling Lafleur Henderson LLP, barristers and solicitors, Toronto, Canada, since September 2001 when that firm merged with the Smith Lyons law firm, Toronto. Mr. Lyons was a partner of Smith Lyons for 31 years until May 1993 and counsel from that date to September 2001. As Vice Chairman, he was an employee of the Company from September 1979 to September 1989, and is presently a consultant to the Company.
Robert G. Paul (60) March 6, 1990	President, Allen Telecom Inc., since December 1989 and Chief Executive Officer of the Company since February 1991. Mr. Paul was Chief Operating Officer of the Company from December 1989 to February 1991, Senior Vice President-Finance from April 1987 to December 1989, Vice President-Finance from January 1987 to April 1987 and a Vice President from 1974 to January 1987. He was also President of the Antenna Specialists Company division of the Company from 1978 to June 1990. Mr. Paul also is a Director of Rogers Corporation.
Charles W. Robinson (82) April 24, 1979	Chairman, Robinson & Associates Inc., a venture capital investment firm, Santa Fe, New Mexico, since January 1989. President, Dyna Yacht Inc., sailboat designer, San Diego, California, since early 1991 and President, Mangia Onda Co., a power boat designer, since early 1998. Mr. Robinson is also a director of Nike Inc.
Dr. Martyn F. Roetter (57) July 1, 1998	Vice President, Communications and Information Technology, Arthur D. Little, Inc., a consulting firm, Cambridge, Massachusetts, since February 1996, and Vice President, Communications and Information Technologies, Decision Resources, a consulting firm, Waltham, Massachusetts, from April 1992 to February 1996.

Name, Age and Date First Became a Director	Principal Occupation, Business Experience and Other Directorships
Gary B. Smith (43) February 16, 1999	President and founder of ColorID, LLC, an internet based reseller company, since June 1999. Director and founder of WorkWireless.com, an internet software company, since October 1999. Management Consultant, Cornelius, North Carolina, since December 1998. Mr. Smith has been on the Advisory Board of Contec Innovations Inc., a wireless information technology company, Vancouver, B.C. Canada since April 2001. Mr. Smith was a Director and the President of Glenayre Technologies, Inc., a manufacturer of paging products and systems, Charlotte, North Carolina, from June 1996 to December 1998, Chief Executive Officer of Glenayre from January 1997 to December 1998, Executive Vice President and General Manager, of Glenayre's Wireless Messaging Group from September 1994 to June 1996, and various management positions, including Chief Technology Officer, with Glenayre from 1983 to September 1994.
Kathleen M. H. Wallman (44) December 6, 2000	President and Chief Executive Officer, Wallman Strategic Consulting LLC, a provider of strategic advice in the areas of video, voice and data communications and information technology. Ms. Wallman is also founder of and an advisor to Critical Infrastructure Fund, L.P., which specializes in telecom and infrastructure investments, and is a director of Micromuse, Inc., a publicly traded network reliability software company. Ms. Wallman has also served in a number of governmental positions relating to telecommunications and technology matters, including senior staff positions at the Federal Communications Commission.

Information Regarding Board of Directors

The business and affairs of the Company are managed under the direction of its Board of Directors, whose members are elected annually by the stockholders. During 2001, the Board of Directors of the Company had Audit, Management Compensation and Nominating Committees. Currently, Messrs. Roetter and Robinson and Ms. Wallman are the members of the Management Compensation Committee; Messrs. Lyons and Colburn are the members of the Nominating Committee; and Messrs. McNiff, Lyons and Smith are the members of the Audit Committee.

The Audit Committee recommends to the Board of Directors the appointment of the independent auditors and reviews the degree of their independence from the Company; approves the scope of the audit engagement, including the cost of the audit; reviews any non-audit services rendered by the auditors and the fees therefor; reviews with the auditors and management the Company's policies and procedures with respect to internal accounting and financial controls and, upon completion of an audit, the results of the audit engagement; reviews internal accounting and auditing procedures with the Company's financial staff and the extent to which recommendations made by the internal audit staff or by the independent auditors have been implemented; and issues the Audit Committee Report required to be included in the Company's proxy statement by the rules of the Securities and Exchange Commission. The Audit Committee Report for 2001 is set forth on page 29 of this proxy statement.

The Management Compensation Committee recommends to the Board salaries and incentive compensation awards for officers of the Company and its subsidiaries; reviews and approves guidelines for the administration of incentive compensation programs for other management employees; makes recommendations to the Board with respect to major compensation programs; administers the Company's 1982 Stock Plan, as amended, the Company's 1992 Stock Plan, as amended (the "1992 Stock Plan") and grants stock options and restricted shares of the Company's Common Stock under the 1992 Stock Plan; and issues the Report on Executive Compensation required to be included in the Company's proxy statement by the rules of the Securities and Exchange Commission. The Management Compensation Committee's Report on Executive Compensation for 2001 is set forth on pages 6 to 8 of this proxy statement.

The Nominating Committee selects and recommends to the Board nominees for election as directors and considers the performance of incumbent directors in determining whether to recommend them for nomination for re-election. The Nominating Committee has recommended eight of the incumbent directors for re-election at the Annual Meeting. The Nominating Committee will consider nominees recommended by stockholders for election at the 2003 Annual Meeting of Stockholders that are submitted prior to the end of 2002 to the Secretary of the Company at the Company's offices, 25101 Chagrin Boulevard, Beachwood, Ohio 44122. Any such recommendation must be in writing and must include a detailed description of the business experience and other qualifications of the recommended nominee as well as the signed consent of such person to serve if nominated and elected.

During 2001, the Board of Directors of the Company held seven meetings, the Audit Committee held three meetings, the Management Compensation Committee held three meetings and the Nominating Committee held one meeting. Except for Mr. McNiff, all of the directors attended 75 percent or more of the meetings held by the Board of Directors and by the Committees on which they served during 2001.

Compensation of Directors

Each director of the Company (other than Messrs. Colburn and Lyons, who are consultants to the Company, and Mr. Paul, who is an employee of the Company) is paid $15,000 per year for his or her services as a director and $1,000 for each meeting of the Board of Directors attended. Each member of the Audit Committee (other than Mr. Lyons) is paid $2,000 per year, each member of the Management Compensation Committee is paid $3,000 per year, and each member of the Nominating Committee (other than Messrs. Colburn and Lyons) is paid $1,000 per year, for his or her services as such member, and each such Committee member (other than Messrs. Colburn and Lyons) is paid $500 for each meeting of a Committee attended. Directors are not paid fees for their participation in meetings by telephone conference or for actions by unanimous written consent. Each director and Committee member is reimbursed for travel and related expenses incurred in attending meetings.

The stockholders approved the Amended and Restated Allen Telecom Inc. 1994 Non-Employee Directors Stock Option Plan (the "Directors Option Plan") at the Company's 2001 Annual Meeting of Stockholders. The Directors Option Plan provides that each year, on the first Friday following the Company's Annual Meeting of Stockholders, each individual elected, re-elected or continuing as a director (except for a director serving as Chairman or Vice Chairman) who is not a current employee of the Company automatically receives a nonqualified stock option for 3,000 shares of Common Stock. Under the Directors Option Plan, each new Non-Employee Director automatically receives an option to purchase 4,000 shares of Common Stock on the date such new director joins the Board of Directors. The Directors Option Plan also permits discretionary grants to directors who are not receiving such automatic awards. On May 4, 2001, Messrs. McNiff, Robinson, Roetter and Smith and Ms. Wallman each received a non-qualified stock option for 3,000 shares of Common Stock of the Company at an exercise price of $13.16 per share. Mr. Ausman received a non-qualified stock option for 4,000 shares of Common Stock of the Company at an exercise price of $7.01 upon his election to the Board of Directors on February 20, 2002. Each of the foregoing options expires 10 years from date of grant and is exercisable 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant. Also, each of the foregoing options becomes immediately exercisable upon the death of the optionholder prior to the expiration of such option or upon the cessation of such optionholder's service as a director of the Company six months or more after the date of grant and prior to the expiration of such option.

The Company maintains a Matching Gift Program for the benefit of the directors of the Company. Pursuant to the Matching Gift Program, in 2001 the Company matched gifts to charitable organizations made by the directors in amounts up to $2,500 for each director.

Mr. Colburn was employed as Chief Executive Officer of the Company until February 26, 1991, and as Chairman of the Board of the Company until December 31, 1991, pursuant to an employment agreement that was entered into in 1988. On December 31, 1991, Mr. Colburn elected to terminate his status as an employee of the Company (although he continues as Chairman of the Board of the Company) and to provide post-employment consulting services to the Company pursuant to his consulting agreement described below. Mr. Colburn's employment agreement provides that the Company will continue to provide Mr. Colburn and his spouse medical and hospitalization benefits for their lives at least equal to the benefits they were entitled to while he was an employee of the Company and will provide life insurance coverage on Mr. Colburn for his life in an amount approximately equal to five times his 1991 salary, which is approximately the amount of life insurance that the Company provided to Mr. Colburn while he was an employee of the Company and approximately the same level of life insurance that the Company provides to all its officers and key employees. The Company is fulfilling its obligations to provide such life insurance benefits to Mr. Colburn primarily through a Split Dollar Insurance Agreement between the Company and Mr. Colburn.

Mr. Colburn's employment agreement provides for mandatory arbitration of all disputes relating to his employment agreement, his post-employment consulting agreement described below or his supplemental pension benefit agreement described on pages 14 and 15 hereof and requires the Company to pay all reasonable legal expenses incurred by Mr. Colburn in connection with resolution of disputes under the agreements.

Pursuant to an agreement entered into in 1976, and subsequently amended, Mr. Colburn provided post-employment consulting services to the Company for several years prior to March 9, 1988, when he became President and Chief Executive Officer of the Company, and has provided and will continue to provide post-employment consulting services to the Company for an additional period that commenced upon termination of his employment, which was December 31, 1991, through December 31, 1998 and continuing thereafter for successive periods of 12 months each, unless either the Company or Mr. Colburn gives at least three months notice to the contrary. No such notice was given by either party in 2001. The agreement provides for the payment by the Company to Mr. Colburn annually, during the consulting period, in an amount which was $248,605 in 1991, increased each June 30 during the consulting period for increases in the consumer price index. During 2001, the Company paid Mr. Colburn $317,973.96 in consulting fees and furnished him an automobile at the Company's expense. In addition, during the consulting period, the Company provides Mr. Colburn with furnished office space and support services while he is performing consulting services. During the consulting period, Mr. Colburn is required to provide consulting services to the Company for up to 34 percent of his time each year, except when he is engaged in governmental service or charitable work, during which periods consulting services and compensation will be suspended, and he has agreed not to engage in or be employed by any business in competition with the Company during the term of his agreement. If the Company breaches any material provision of the consulting agreement and such breach continues for at least 30 days after notice to the Company, all benefits under the consulting agreement become nonforfeitable, and the Company will pay Mr. Colburn an amount equal to the present value of all remaining consulting compensation for the remaining consulting period.

Pursuant to an agreement entered into in September 1989, as amended in 1990, Mr. Lyons provides post-employment consulting services to the Company for the period that commenced upon termination of his employment, which was September 30, 1989, through September 30, 1992 and continuing thereafter for successive periods of 12 months each, unless either the Company or Mr. Lyons gives at least three months notice to the contrary. No such notice was given by either party in 2001. The agreement provides for the payment by the Company to Mr. Lyons annually, during the consulting period, of $25,000. In addition, during the consulting period, the Company includes Mr. Lyons in the Company's life, medical and hospitalization and disability insurance benefit plans and furnishes him an automobile at the Company's expense. During the consulting period, Mr. Lyons is required to furnish consulting services to the Company for up to 10 percent of his time each year, and he has agreed not to engage in or be employed by any business in competition with the Company during the term of his agreement.

The Company also has entered into supplemental pension benefits agreements and "Change in Control" agreements with Messrs. Colburn and Lyons. For a description of the terms of these agreements, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Retirement Plans — Other Supplemental Pension Benefits Agreements" and "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Employment, Termination of Employment and Change in Control Arrangements" on pages 14 to 17 of this proxy statement.

For additional information with respect to the directors of the Company, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Transactions with Executive Officers and Directors" and "STOCK OWNERSHIP — Directors and Officers" on pages 19 and 21 of this proxy statement.

EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT

Compensation Committee Report on Executive Compensation

Pursuant to the proxy rules promulgated by the Securities and Exchange Commission designed to enhance disclosure of corporations' policies toward executive compensation, Messrs. Roetter (Chair) and Robinson and Ms. Wallman, as members of the Management Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), submit the following report outlining the Company's compensation plans and policies as they pertain to Robert G. Paul, President and Chief Executive Officer of the Company, and the other executive officers of the Company:

The Company's executive compensation plans have been designed to attract, retain and reward high caliber executives who will formulate and execute the business plans of the Company in a manner that will provide the stockholders of the Company with a satisfactory return while assuring that the Company's executive compensation levels are fair and appropriate to both its executives and its stockholders. With these goals in mind, the Company's compensation plans and policies have been designed to ensure that total executive compensation is linked significantly to the performance of the Company, as measured by both the operating performance of the Company and the increase in the value of its shares. Although the Compensation Committee recognizes that improvement in operating performance and higher stock prices do not necessarily move in tandem over the short term, we expect that the two measurements will correlate over the long term.

The Compensation Committee regards stock ownership by the Company's executive officers, encouraged by equity-based compensation plans, as an effective way to align the interests of the executive officers with those of the stockholders of the Company. Accordingly, the Compensation Committee does not plan to pay above-average base salaries to its executive officers. The Committee does expect to utilize performance-oriented and equity-based compensation to reward performance.

The Compensation Committee considers that equity-based compensation, combined with performance-based incentive pay, will have a long-term impact on improving the Company's financial results and increasing its stockholder value.

Measuring Performance

The evaluation of the performance of the key executive officer group, and the Chief Executive Officer in particular, is primarily based on measurable criteria and, to a lesser extent, certain qualitative criteria. The measurable criteria include both the total return to stockholders, determined by changes in the stock price and the financial performance of the business, determined by sales growth, the amount of earnings per share, the return on equity and the rate of increase in earnings per share.

Because of the nature of many of the Company's businesses and the desire to focus on long-term objectives, these criteria are measured over one-year, three-year, five-year and longer periods. When evaluating performance with regard to an increase in base salary, the Compensation Committee assigns more weight to longer-term results, *i.e.*, three and five-year comparisons, than to the results of a single year. It also considers comparisons of salaries for similar positions in companies of comparable size, as well as changes in the cost of living. When determining an annual incentive bonus, the Compensation Committee places full weight on the performance of the year just completed.

The Company reported a loss of $.06 per share in 2001. The stock price decreased from $17.94 at year-end 2000 to $8.50 at year-end 2001, after a 55% gain during 2000. This was during a difficult period in the stock market, especially for technology and telecommunications stocks.

The qualitative criteria utilized by the Board and Compensation Committee in evaluating the performance of the Company, the Chief Executive Officer and all other key executives of the Company, include but are not necessarily limited to:

(i)   the success of the Company in implementing and achieving its corporate strategic goals and the strategic goals of its individual businesses;

(ii) the success in the development of management depth;

(iii)   the development and maintenance of timely communication and credibility with its stockholders, financial analysts and other outside audiences; and

(iv)   other items specific to each individual or to a particular business objective.

The corporate executives are paid annual incentive bonuses commensurate with the Compensation Committee's evaluation of the Company's performance as described above. 85% of the 2001 maximum incentive bonus for the corporate executives was based on the Company's 2001 earnings per share. The remaining 15% was based on certain qualitative criteria, including establishing a leading position in geolocation, successful shipments of 3G products, securing appropriate financing as needed, increasing shareholder value, and other qualitative criteria. The year 2001 was deemed to be unsuccessful and thus the corporate executives' annual bonuses were 5% of their maximum.

The annual performance bonuses for most of the senior managers who are responsible for specific operating businesses and subsidiaries within the Company are based primarily on the annual operating profits of their individual businesses as measured against their profit plans. Some non-financial objectives, mutually established by those executives and the Company's corporate officers at the beginning of each year, are also evaluated.

Compensation Study

During 1997, the Compensation Committee engaged a nationally recognized executive compensation consulting firm to perform an extensive review of the Company's executive compensation practices. This review, and a number of selected updates, included examinations of the Company's practices and their consistency with general corporate practices and with the Compensation Committee's philosophy. They utilize a number of national compensation surveys and private databases for companies of similar size to the Company as well as specific analysis of the compensation information contained in proxy statements of a number of companies in similar industries. This study indicates that the Company's actual compensation practices are consistent with the Compensation Committee's philosophy, and competitive with the universe of companies used as comparators. As a result, the Company has not made any major changes to executive compensation.

Basis for Chief Executive Officer's Compensation

Mr. Paul received a salary increase of $33,000 (a 7.1% increase) on January 1, 2001, which was based on the objective and subjective criteria discussed above, peer comparisons and cost of living factors.

Mr. Paul was paid a performance bonus of $20,000 for 2001 equal to 4% of his salary. His employment agreement states that his performance bonus can range from 0% to 80% of base salary. 85% of his bonus was to be based on earnings per share targets which were not accomplished, and the remaining 15% was based on previously described qualitative criteria.

In April 2001, Mr. Paul was granted a non-qualified option for 34,300 shares at $12.68 per share, the market price on the date of grant, and an incentive stock option for 15,700 shares at the same $12.68 per share.

Compliance with Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to a public corporation for compensation over $1 million paid to the corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the cap if certain requirements are met. The Compensation Committee and the Board of Directors intend to structure the compensation of its executive officers in a manner that should ensure that the Company does not lose any tax deductions because of the $1 million compensation limit in the foreseeable future.

The Company's salaries for its highest paid executives will be set, based on independent studies, at levels approximating the average for companies of comparable size in similar industries and, when added to annual bonus targets, are not expected to approach $1 million in the foreseeable future. The Company has been an early proponent of using more equity-based and performance-based compensation, which can often be designed to ensure that tax deductibility is not compromised.

The Company's Board of Directors amended the 1992 Stock Plan incorporating maximum limitations on individual annual stock option and restricted stock grants so as to meet the requirements of Section 162(m). They also amended the 1992 Stock Plan to identify the performance measures to be used if the Compensation Committee decides to use performance-based vesting restricted stock in the future to meet the requirements of Section 162(m). These amendments were approved by the Company's stockholders at the Company's 1995 Annual Meeting.

The incentive restricted stock grants made by the Company in 1993 and thereafter contain both time-based vesting and provisions for performance-based acceleration, and therefore are subject to the $1 million cap. These restricted stock grants, however, include provisions to ensure that the amount vested in any one year will not place the individual's earnings over the $1 million cap. Thus, no tax deduction will be lost to the Company as a result of these restricted stock grants.

Respectfully submitted,

Martyn F. Roetter, Chair
Charles W. Robinson
Kathleen M. H. Wallman

Annual and Long-Term Compensation

The following table sets forth the annual and long-term compensation paid or accrued by the Company and its subsidiaries to those persons who were the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for services rendered by them in all capacities in which they served the Company and its subsidiaries during 1999, 2000 and 2001.

SUMMARY COMPENSATION TABLE

					Long-Term Compensation		
		Annual Compensation			Restricted	Securities Underlying	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Stock Awards(#)(b)	Options/ SAR(#)	All Other Compensation($)(d)
Robert G. Paul	2001	500,000	20,000	(a)	–0–	50,000	28,571
President and Chief	2000	467,000	234,000	(a)	–0–	50,000	28,733
Executive Officer	1999	441,500	70,500	(a)	–0–	145,000	43,961
Robert A. Youdelman	2001	310,000	9,300	(a)	–0–	30,000	22,694
Executive Vice	2000	291,000	109,000	(a)	–0–	30,000	22,789
President and	1999	275,000	58,000	(a)	–0–	85,000	61,311
Chief Financial Officer							
Peter G. deVilliers	2001	175,000	3,500	(a)	–0–	20,000	16,517
Vice President	2000	165,000	41,000	(a)	–0–	20,000	16,553
	1999	150,000	12,000	(a)	–0–	13,000	16,577
James L. LePorte, III	2001	212,000	5,300	(a)	–0–	20,000	14,421
Vice President —	2000	200,000	63,000	(a)	–0–	20,000	9,617
Finance	1999	183,000	18,300	(a)	–0–	28,000	9,077
Roger L. Schroeder	2001	147,000	2,200	(a)	–0–	6,000	2,611
Treasurer	2000	140,000	26,000	(a)	15,000(c)	7,000	2,107
	1999	121,000	7,300	(a)	–0–	8,000	1,857

_____

(a) Aggregate amount of such compensation is less than the lesser of $50,000 or 10 percent of the total annual salary and bonus reported for such Named Executive Officer under "Salary" and "Bonus" for such fiscal year.

(b) At December 31, 2001, the Named Executive Officers held 69,138 restricted shares of the Company's Common Stock in the aggregate, which are subject to forfeiture under certain circumstances for periods up to 10 years with an aggregate value (calculated by multiplying the number of restricted shares held by $8.50, the closing market price of the Company's Common Stock on December 31, 2001) of $587,673 as follows: Mr. Paul (19,293 shares with a value of $163,991), Mr. Youdelman (12,127 shares with a value of $103,080), Mr. deVilliers (15,000 shares with a value of $127,500), Mr. LePorte (7,718 shares with a value of $65,603) and Mr. Schroeder (15,000 shares with a value of $127,500). Dividends are paid on restricted shares of the Company's Common Stock at the same rate as paid on other outstanding shares of the Company's Common Stock. No dividends were paid on the Company's Common Stock in 1999, 2000 and 2001.

(c) These restricted shares of the Company's Common Stock were awarded under the 1992 Stock Plan, and will vest 25 percent on February 23 in each of the years 2007, 2008, 2009 and 2010, unless accelerated vesting is achieved. Accelerated vesting based on achieving certain stock price and earnings per share targets cannot begin until the year 2002, and such shares will then vest only when the following targets have been reached:

90-Day Average Stock Price		Three-Year Average Earnings Per Share	
Vesting Percent	Vesting Target	Vesting Percent	Vesting Target
12 1/2%	$29.00	12 1/2%	$1.03
12 1/2	32.00	12 1/2	1.15
12 1/2	35.50	12 1/2	1.27
12 1/2	39.00	12 1/2	1.40

(d) All Other Compensation includes $1,700 made as matching contributions for Messrs. Paul, Youdelman, deVilliers LePorte and Schroeder under the Company's Employee Before-Tax Savings Plan for 2001, $1,700 made as matching contributions for Messrs. Paul, Youdelman, deVilliers and LePorte and $1,472.92 made as a matching contribution for Mr. Schroeder under the Company's Employee Before-Tax Savings Plan for 2000, and $1,600 made as matching Company contributions for Messrs. Paul, Youdelman, deVilliers and LePorte and $1,240.08 made as a matching contribution for Mr. Schroeder under the Company's Employee Before-Tax Savings Plan for 1999. In addition, All Other Compensation includes (i) insurance premiums in the following amounts paid by the Company with respect to term life insurance for the benefit of each of the Named Executive Officers during each of 2001, 2000 and 1999, respectively, as applicable: Mr. Paul ($62, $51 and $51), Mr. Youdelman ($62, $51 and $51), Mr. deVilliers ($62, $51 and $51), Mr. LePorte ($62, $51 and $51), and Mr. Schroeder ($911, $714 and $617), and (ii) the following amounts equal to the net dollar value of the remainder of the premiums paid by the Company in connection with life insurance policies issued pursuant to the Split Dollar Insurance Agreements between the Company and the following Named Executive Officers during 2001, 2000 and 1999, respectively: Mr. Paul ($26,809, $26,982 and $42,310), Mr. Youdelman ($20,932, $21,038 and $59,660), Mr. LePorte ($12,659, $7,866 and $7,926) and Mr. deVilliers ($14,755, $14,802 and $14,906). The premiums paid by the Company in connection with the life insurance policies issued pursuant to such Split Dollar Insurance Agreements set forth in the preceding sentence generally will be recovered in full by the Company upon the cancellation or purchase by a Named Executive Officer of any such life insurance policy or the payment of any death benefits under any such life insurance policy.

Options Granted in 2001

The following table sets forth information with respect to grants of non-qualified and incentive stock options to purchase shares of the Company's Common Stock, respectively, to the Named Executive Officers during 2001 pursuant to the Company's 1992 Stock Plan.

OPTION/ SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term(b)	
Name	Number of Securities Underlying Options/SARs Granted(#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year(%)	Exercise or Base Price ($/Sh)	Expiration Date	5%($)	10%($)
Robert G. Paul	34,300(a)	8.0%	$12.68	4/29/2011	$273,521	$693,157
	15,700(a)	3.7	$12.68	4/27/2011	125,198	317,276
Robert A. Youdelman	14,300(a)	3.3	$12.68	4/29/2011	114,034	288,984
	15,700(a)	3.7	$12.68	4/27/2011	125,198	317,276
Peter G. deVilliers	4,300(a)	1.0	$12.68	4/29/2011	34,290	86,897
	15,700(a)	3.7	$12.68	4/27/2011	125,198	317,276
James L. LePorte, III	4,300(a)	1.0	$12.68	4/29/2011	34,290	86,897
	15,700(a)	3.7	$12.68	4/27/2011	125,198	317,276
Roger L. Schroeder	6,000(a)	1.4	$12.68	4/27/2011	47,846	121,252

_____

(a) Each of these options was granted on April 27, 2001. Each of these options is exercisable 50 percent after two years from date of grant, 75 percent after three years from date of grant and 100 percent after four years from date of grant. If the optionee's employment by the Company or any of its subsidiaries terminates for any reason, this option may be exercised to the extent exercisable at the time of such termination of employment within three months after such termination of employment. If the optionee dies within such three-month period or if the termination of his employment is due to his death, this option may be exercised within one year after his death. Each of these options contains a tandem stock appreciation right providing that the Company will, if requested by the optionee prior to the exercise thereof and if approved by the Compensation

Committee, purchase that portion of the option which is then exercisable at a price equal to the difference between the exercise price and the market price of the shares. The purchase price may be paid by the Company in either cash or Common Stock of the Company, or any combination thereof, as the Compensation Committee may determine. In addition, each of these options contains a tandem limited stock appreciation right exercisable six months after grant and immediately after a "Change in Control" of the Company (as defined below on page 17 of this proxy statement). Pursuant to this tandem limited stock appreciation right, the Company will purchase the option for cash at a price equal to the difference between the exercise price and the "market value" (as defined in the 1992 Stock Plan) of the shares covered by the option. Such market value generally is defined to relate to the highest market value of the Company's Common Stock during the period in which the circumstances giving rise to the exercise of the limited stock appreciation right occurred.

(b) The dollar amounts set forth in the columns are determined as of the date of grant of such options and are the result of calculations of the 5% and 10% assumed stock price appreciation rates set forth in the Securities and Exchange Commission's rules regarding the disclosure of executive compensation, and therefore are not intended to forecast possible future appreciation of the Company's Common Stock. Actual gains, if any, on the exercise of options are dependent on the future performance of the Company's Common Stock, as well as the applicable Named Executive Officer's continued employment throughout the vesting period.

Option Exercises and 2001 Year-End Values

The following table sets forth information with respect to (i) options to purchase shares of the Company's Common Stock granted under the Company's 1982 Stock Plan and 1992 Stock Plan, respectively, which were exercised by the Named Executive Officers during 2001, and (ii) unexercised options to purchase shares of the Company's Common Stock granted under the Company's 1982 Stock Plan and 1992 Stock Plan, respectively, to the Named Executive Officers and held by them at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/ SAR VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)(b)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options/SARs Fiscal Year-End($)(b)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert G. Paul	87,552	928,419	269,991	182,250	$36,250	$36,250
Robert A. Youdelman	12,255	63,385	159,119	108,000	21,250	21,250
Peter G. deVilliers	(a)	–0–	27,442	46,500	3,250	3,250
James L. LePorte, III	(a)	–0–	51,784	56,500	7,000	7,000
Roger L. Schroeder	1,838	9,507	19,609	17,875	2,000	2,000

(a) Named Executive Officer did not exercise any options to purchase shares of the Company's Common Stock during 2001.

(b) The dollar values are calculated by determining the difference between the fair market value of the shares of the Company's Common Stock underlying the options and the exercise price of such options at exercise or at December 31, 2001, as applicable.

Retirement Plans

Corporate Retirement Plan

Participants in the Allen Telecom Inc. Corporate Retirement Plan (the "Retirement Plan") consist of a majority of the full-time employees of the Company and its subsidiaries in the United States, including the Named Executive Officers, and Messrs. Colburn, Lyons and McNiff as former employees of the Company. The Retirement Plan generally provides a retirement benefit based upon the participant's years of credited service (not in excess of 30 years) and his or her final average earnings, with final average earnings consisting of the sum of (i) the average of the salaries of the participant during the five years of highest salaries of the participant in the

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10 years preceding the participant's retirement or termination date, and (ii) the average of the performance bonuses and overtime earnings of the participant during the five years of highest aggregate bonuses and overtime earnings of the participant in the 10 years preceding the participant's retirement or termination date. Retirement benefits are payable either as a straight life annuity, a joint and survivor annuity or in other optional forms. Normal retirement is at age 65, but certain early retirement benefits may be payable to participants who have attained age 55 and completed 10 years of continuous service, and survivor benefits may be payable to the surviving spouse of a vested participant who dies prior to early or normal retirement. A participant's benefit under the Retirement Plan vests after five years of credited service, all benefits funded by the Company are based upon actuarial computations, and no contributions are made by participants.

Restoration Plan

The Internal Revenue Code (the "IRC") imposes a maximum limit on annual retirement benefits payable under tax-qualified retirement plans, such as the Retirement Plan. For 2002, that annual limit is $160,000. In addition, the IRC limits the amount of annual compensation that may be taken into account for benefit calculation purposes under tax-qualified retirement plans. For 2002, that annual limit is $200,000. Effective January 1, 1996, the Company adopted the Allen Telecom Inc. Restoration Plan (the "Restoration Plan"). Under the Restoration Plan, each employee whose Retirement Plan benefit is limited by these IRC restrictions or as a result of his deferral of income under the Company's Deferred Compensation Plan will be entitled to a supplemental restoration benefit equal to the difference between the full amount of his pension benefits determined under the Retirement Plan (calculated without regard to these IRC restrictions or to deferral of income under the Company's Deferred Compensation Plan) and the maximum amount payable from the Retirement Plan. If (i) the Company breaches any material provision of the Plan and such breach continues for at least 30 days after notice to the Company, or (ii) the Company makes a general assignment for the benefit of creditors, or (iii) any proceeding under the U.S. Bankruptcy Code is instituted by or against the Company and, if instituted against the Company, is consented to or acquiesced in by it or the Company fails to use its best efforts to obtain the dismissal thereof for 60 days, or (iv) a receiver or trustee in bankruptcy is appointed for the Company, the Company will pay each employee affected thereby an amount equal to the present value of his benefits under the Restoration Plan. In addition, at any time after an employee commences receiving benefits from the Restoration Plan, the employee may request that 90 percent of the present value of all remaining benefits payable to the employee under the Restoration Plan be paid to the employee in a single lump sum cash payment. If an employee elects to receive such a payment, the remaining 10 percent of such present value would be forfeited. Except as specified above, the vesting of benefits, the timing of payments and the form of payments under the Restoration Plan are determined in accordance with the terms of the Retirement Plan. The Restoration Plan is unfunded. The Named Executive Officers are participants in the Restoration Plan.

Pension Benefits Table

The following table shows estimated annual benefits payable under the Retirement Plan and the Restoration Plan to participants in specified compensation (final average earnings) and years-of-service classifications on a straight life annuity basis, assuming normal retirement at age 65 on January 1, 2002 and application of the current

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U.S. social security covered compensation base. The benefits payable under the Retirement Plan and the Restoration Plan are not subject to any deduction for U.S. social security or other offset amounts.

Final Average Earnings(a)	Years of Service(b)					
	5	10	15	20	25	30
$125,000	$ 7,451	$14,903	$ 22,354	$ 29,806	$ 37,257	$ 44,708
150,000	9,139	18,278	27,417	36,556	45,695	54,833
175,000	10,826	21,653	32,479	43,306	54,132	64,958
200,000	12,514	25,028	37,542	50,056	62,570	75,083
225,000	14,201	28,403	42,604	56,806	71,007	85,208
250,000	15,889	31,778	47,667	63,556	79,445	95,333
300,000	19,264	38,528	57,792	77,056	96,320	115,583
350,000	22,639	45,278	67,917	90,556	113,195	135,833
400,000	26,014	52,028	78,042	104,056	130,070	156,083
450,000	29,389	58,778	88,167	117,556	146,945	176,333
500,000	32,764	65,528	98,292	131,056	163,820	196,583
600,000	39,514	79,028	118,542	158,056	197,570	237,083
700,000	46,264	92,528	138,792	185,056	231,320	277,583

———————————————

(a) The current final average earnings for the named Executive Officers at the end of 2001 are $713,000 for Mr. Paul, $408,040 for Mr. Youdelman, $187,793 for Mr. deVilliers, $257,600 for Mr. LePorte and $151,450 for Mr. Schroeder. The calculation of the foregoing amounts includes the amounts shown under "Salary" and "Bonus" in the Summary Compensation Table set forth on pages 9 and 10 of this proxy statement.

(b) Years of credited service as of January 1, 2002 under the Retirement Plan for the Named Executive Officers are 30 for Mr. Paul, 24.9 for Mr. Youdelman, 10.8 for Mr. deVilliers, 20.8 for Mr. LePorte and 20.5 for Mr. Schroeder.

Target Benefit Agreements

The Company has entered into separate Supplemental Target Pension Benefit Agreements (each, a "Target Agreement") with six executives of the Company, including Messrs. Paul, Youdelman, deVilliers and LePorte (collectively, the "Target Officers"). Pursuant to each Target Agreement, the Company will provide annual pension benefits to a Target Officer supplemental to the annual benefits paid to him under the Retirement Plan and the Restoration Plan if warranted by the formula under the Target Agreement. Generally, the target benefit is 1.733% of the Target Officer's five-year average earnings (as defined in the Retirement Plan but without regard to IRC limitations or to deferral of income under the Company's Deferred Compensation Plan), multiplied by his years of credited service, but not in excess of 30 years. The target benefit is reduced by an amount, expressed as a single life annuity, equal to the sum of the Target Officer's Retirement Plan benefit, Restoration Plan benefit, Employee Before-Tax Savings Plan matching benefit and social security benefit. For this purpose, the Employee Before-Tax Savings Plan matching benefit assumes the Company contributed each year to the Company's Employee Before-Tax Savings Plan for the Target Officer the maximum permissible matching contribution, and such amounts accumulated at the rate of 8% compounded annually. Each target benefit may not exceed an annual amount of $250,000 reduced by four-twelfths of one percent (4/12%) for each month (if any) by which the applicable Target Officer's target benefit commences before such Target Officer's attainment of age 65. Each Target Agreement is unfunded.

Under each Target Agreement, if, after the Target Officer ceases to be a senior executive officer, (i) the Company's bank indebtedness is accelerated, or (ii) the Company breaches any material provision of the Target Agreement and such breach continues for at least 30 days after notice to the Company, or (iii) the consolidated tangible net worth of the Company falls below $90 million (provided that such tangible net worth at the time the affected Target Officer ceases to be a senior executive officer is at least $130 million, or if such tangible net worth at the time he ceases to be a senior executive officer is less than $130 million, the tangible net worth of the Company declines by $40 million), or (iv) the Company makes a general assignment for the benefit of creditors,

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or (v) any proceeding under the U.S. Bankruptcy Code is instituted by or against the Company and, if instituted against the Company, is consented to or acquiesced in by it or the Company fails to use its best efforts to obtain the dismissal thereof for 60 days, or (vi) a receiver or trustee in bankruptcy is appointed for the Company, the Company will pay the affected Target Officer an amount equal to the present value of his target benefits under his Target Agreement. Similarly, under each Target Agreement, if the Target Officer's employment is terminated within the two-year period following a "Change in Control" of the Company either by the Company other than for "Cause" or because the Target Officer is disabled or by the Target Officer for "Good Reason" (as such terms are defined below on pages 16 and 17 of this proxy statement), the Company will pay the affected Target Officer an amount equal to the present value of his target benefits under his Target Agreement. In addition, a Target Officer's benefit under the Restoration Plan is required to be transferred to his Target Agreement in the event of a "Change in Control" of the Company. At any time after a Target Officer commences receiving benefits from his Target Agreement, the Target Officer may request that 90 percent of the present value of all remaining benefits payable to the Target Officer under his Target Agreement be paid to the Target Officer in a single lump sum cash payment. If a Target Officer elects to receive such a payment, the remaining 10 percent of such present value would be forfeited.

The following table shows the estimated annual target benefits payable under the Target Agreements to the Target Officers, assuming normal retirement at age 65 on January 1, 2002.

Final Average Earnings(a)	Years of Service(b)					
	5	10	15	20	25	30
$125,000	$ —	$ —	$ —	$ —	$ —	$ —
150,000	—	—	—	—	—	—
175,000	—	—	—	—	—	2,803
200,000	—	—	—	—	858	5,678
225,000	—	—	—	—	3,254	8,553
250,000	—	—	—	—	5,650	11,428
300,000	—	—	—	3,705	10,442	17,178
350,000	—	—	257	7,539	15,233	22,928
400,000	—	—	3,132	11,372	20,025	28,678
450,000	—	—	6,007	15,205	24,817	34,428
500,000	—	—	8,882	19,039	29,608	40,178
600,000	—	3,441	14,632	26,705	39,192	51,678
700,000	—	7,275	20,382	34,372	48,775	63,178

(a) For benefit calculation purposes under the Target Agreements, the current final average earnings for the Named Executive Officers are the same as those listed in footnote (a) to the Pension Benefits Table on page 13 of this proxy statement.

(b) For benefit calculation purposes under the Target Agreements, years of credited service as of January 1, 2002 for the Named Executive Officers are the same as those listed in footnote (b) to the Pension Benefits Table on page 13 of this proxy statement.

The Company has adopted an Executive Benefit Plan, payments under which (if made) would offset all or a portion of the benefits payable to the Named Executive Officers under the Restoration Plan and the Target Agreements. For a description of the terms of the Executive Benefit Plan, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Employment, Termination of Employment and Change in Control Arrangements" on pages 15 to 17 of this proxy statement.

Other Supplemental Pension Benefits Agreements

Pursuant to an agreement entered into in 1983, and subsequently amended, with Mr. Colburn, the Company currently provides annual pension benefits to Mr. Colburn, supplemental to the annual benefits paid to him under the Retirement Plan and social security benefits, in an amount equal to $189,528, with an equivalent annual

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benefit payable to Mr. Colburn's spouse for her life after his death. Pursuant to such agreement, this amount is based upon (i) his final average earnings, as defined in the Retirement Plan but during the year of highest salary and performance bonus in the four years preceding his termination date, which was December 31, 1991 when Mr. Colburn elected not to extend his employment agreement with the Company, and (ii) 36 years of service as an employee and as a director of the Company. If the consolidated tangible net worth of the Company falls below $90 million, if the Company's bank indebtedness is accelerated or if the Company breaches any material provision of Mr. Colburn's supplemental pension benefit agreement or post-employment consulting agreement described on pages 4 and 5 hereof and such breach continues for at least 30 days after notice to the Company, the Company will pay him or his spouse, as applicable, an amount equal to the present value of his supplemental pension benefits under his agreement. In addition, Mr. Colburn may at any time request that 90 percent of the present value of his supplemental pension benefits under his agreement be paid to him in a single lump sum cash payment. If Mr. Colburn elects to receive such a payment, the remaining 10 percent of such present value would be forfeited.

Pursuant to an agreement entered into in 1983, as amended, with Mr. Lyons, the Company provides annual pension benefits to Mr. Lyons, supplemental to the annual benefits paid to him under the Retirement Plan, in an amount based upon (i) his final average earnings, as defined in the Retirement Plan but during the three years of highest salaries and performance bonuses in the 10 years preceding his termination date, which was September 30, 1989 (when his employment as an officer of the Company terminated), and (ii) his number of years of service as a director, prior to becoming an officer, of the Company plus his number of years of credited service under the Retirement Plan. The annual supplemental pension benefit is reduced by the amount paid to Mr. Lyons annually under the Retirement Plan. If the consolidated tangible net worth of the Company falls below $90 million, if the Company's bank indebtedness is accelerated or if the Company breaches any material provision of Mr. Lyons' supplemental pension benefit agreement or his post-employment consulting agreement described on page 5 hereof and such breach continues for at least 30 days after notice to the Company, the Company will pay him an amount equal to the present value of his supplemental pension benefits under his agreement. The annual benefit payable to Mr. Lyons under his supplemental pension benefit agreement, exclusive of amounts payable under the Retirement Plan and social security benefits, is $34,064, based upon his final average earnings and 20 years of service under his agreement, with an annual benefit of $17,032 payable to Mr. Lyons' spouse for her life after his death. In addition, Mr. Lyons may at any time request that 90 percent of the present value of his supplemental pension benefits under his agreement be paid to him in a single lump sum cash payment. If Mr. Lyons elects to receive such a payment, the remaining 10 percent of such present value would be forfeited.

The supplemental pension benefits payable to Messrs. Colburn and Lyons are funded through a so-called "rabbi trust" established by the Company.

Employment, Termination of Employment and Change in Control Arrangements

Robert G. Paul is employed as President and Chief Executive Officer of the Company pursuant to an employment agreement entered into in June 1991, which provides for a term of employment extending through December 31, 1993 and thereafter continuing for successive periods of 12 months each, unless either the Company or Mr. Paul gives at least three months' notice to the contrary. No such notice was given by either party in 2001. The agreement provides for an annual salary of $300,000 commencing February 26, 1991, which amount was increased to $517,000 effective as of January 1, 2002, and is subject to such further future increases as the Board of Directors deems appropriate. The Company may terminate Mr. Paul's employment for "Cause" (as defined in such agreement), or in the event of his disability, and he may terminate his employment for "Good Reason" (as defined in such agreement), such as his not being elected, or his being assigned duties other than those of, President and Chief Executive Officer of the Company, a significant adverse alteration in the nature or status of his responsibilities or the conditions of his employment, a reduction of his salary (except for across-the-board salary reductions similarly affecting all management personnel of the Company), a relocation of Mr. Paul by more than 25 miles, the failure by the Company to continue any material compensation or benefit plan or the Company giving notice to Mr. Paul that his employment agreement is not continuing for any period of 12 months after December 31, 1993.

In the event of Mr. Paul's disability, the Company will continue to pay him his salary and estimated bonus until the expiration of the term of his employment agreement and, thereafter, will pay him benefits equal to the maximum amount currently provided by the Company's executive long-term disability plan, which is 60 percent of salary and estimated bonus up to a maximum payment of $420,000 per year, until the earlier of his normal retirement date or commencement of benefits under the Retirement Plan.

If the Company terminates Mr. Paul's employment other than for "Cause" or his disability, or if Mr. Paul terminates his employment for "Good Reason," the Company will pay him an amount equal to his salary for two years, and will provide his life, disability, accident, medical and hospitalization insurance benefits for a period of two years after such termination. In addition, if termination of Mr. Paul's employment is disputed and the dispute is ultimately resolved in his favor, the Company may be obligated to pay his salary through the date of final resolution of the dispute.

If the Company terminates Mr. Paul's employment other than for "Cause" or his disability, or if Mr. Paul terminates his employment for "Good Reason" following a "Change in Control" of the Company (as defined below), the Company will pay him an amount equal to 2.99 times his average annual taxable compensation from the Company during the five years preceding termination of employment, and will pay him an amount equal to the excess of the "Fair Market Value" (as defined in Mr. Paul's employment agreement), on the date of termination, over the option price of the shares subject to each stock option held by him, whether or not exercisable at the time, in exchange for surrender of the option.

Mr. Paul's employment agreement provides for mandatory arbitration of all disputes relating to Mr. Paul's employment agreement and requires the Company to pay all reasonable legal expenses incurred by Mr. Paul in connection with resolution of disputes under his employment agreement.

The Company has severance agreements with Messrs. Youdelman, LePorte and deVilliers, and three other executives, which provide severance benefits if the Company terminates the employee's employment other than for "Cause" (as defined in such severance agreements) or disability before or after a "Change in Control" of the Company (as defined below) or if the employee terminates his employment for "Good Reason" after a "Change in Control." "Good Reason" includes the assignment of duties inconsistent with the employee's position with the Company, a significant adverse alteration in the nature or status of the employee's responsibilities or the conditions of his employment, a reduction of the employee's salary (except for across-the-board salary reductions similarly affecting all management personnel of the Company), a relocation of the employee by more than 25 miles or the failure by the Company to continue any material compensation or benefit plan. Prior to a "Change in Control," severance payments under the agreements will be six months' salary plus an additional month for each full year of service but in no event more than 18 months' salary, and will be paid in normal pay periods. After a "Change in Control," the Company will pay the employee a lump sum severance payment equal to the sum of (i) one year of his base salary as in effect as of the date of termination or immediately prior to the "Change in Control," whichever is greater, (ii) an amount equal to the highest annual incentive compensation paid to him in the three years prior to the date of termination, (iii) if the Board of Directors in its sole discretion shall determine, an additional discretionary bonus payment, and (iv) fifteen percent (15%) of the sum of the amounts set forth in clauses (i) and (ii), multiplied by the number of his completed years of full-time employment with the Company as of the date of termination, and (v) an amount equal to the excess of the fair market value (as defined in such severance agreements), on the date of termination, over the option price of the shares subject to each stock option held by him, except previously issued incentive stock options, whether or not exercisable at the time, in exchange for surrender of the option. Life, disability, accident and health insurance benefits will continue during the period of severance payments. Severance payments in excess of the base amount of six months' salary will be reduced by any compensation received by the employee from other employment (other than self employment) prior to a "Change in Control," and all severance payments and all insurance benefits will be discontinued if the employee engages in competition with the Company or engages in conduct which is injurious to the Company, prior to a "Change in Control." In the event that any payment received or to be received by an employee under the aforementioned agreements, in connection with a "Change of Control" or the termination of his employment, would not be deductible by the Company by reason of Section 280G of the Internal Revenue Code, the payments shall be reduced, in accordance with the terms of the agreements, until no portion of such payments is not deductible by the Company by reason of Section 280G of the Internal Revenue Code.

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The Company has Change in Control Agreements, each dated as of September 8, 1999, with Mr. Colburn and Mr. Lyons. The Change in Control Agreements provide, respectively, that in the event of a Change in Control of the Company, Mr. Colburn will receive a payment in the amount of $1,000,000, and Mr. Lyons will receive a payment in the amount of $250,000, plus, in each case, such additional amounts as the Board of Directors may determine in its sole discretion.

The Company also has entered into separate Supplemental Target Pension Benefit Agreements with each of Messrs. Paul, Youdelman, deVilliers and LePorte, which contain "Change in Control" provisions. For a description of the terms of these Target Agreements, see "EXECUTIVE COMPENSATION AND TRANSACTIONS WITH MANAGEMENT — Retirement Plans — Target Benefit Agreements" on page 13 of this proxy statement.

In 1997, the Company adopted the Allen Telecom Inc. Executive Benefit Plan (the "Executive Benefit Plan") under which designated employees of the Company, including Messrs. Paul, Youdelman, deVilliers and LePorte, are entitled to receive, in addition to the amounts described above, an immediate cash payment if there is a "Change in Control" of the Company (as defined below) and the following conditions are satisfied. The employee will be entitled to a cash payment only if the employee remains employed by the Company for six months after such Change in Control or terminates employment with the Company during the six-month period after the Change in Control by reason of death, disability, retirement or involuntary termination by the Company. In addition, the employee will be entitled to a cash payment if the employee's employment terminates during the 90-day period preceding such Change in Control by reason of death, disability, retirement or involuntary termination by the Company. The amount of the cash payment to which an employee is entitled in such event is determined by the Company from time to time and allocated to an account under the Executive Benefit Plan in the name of the employee. The Company has also established a trust to hold the amounts allocated to these accounts. Any amount an employee receives from the Executive Benefit Plan offsets the amount to which the employee is entitled under the Restoration Plan and such employee's Target Agreement (if any). Amounts allocated to the account of each Named Executive Officer under the Executive Benefit Plan to date have not exceeded the present value of benefits payable to such Named Executive Officer under the Restoration Plan and the Named Executive Officer's Target Agreement.

For purposes of the arrangements described above, a "Change in Control" of the Company is defined as (i) the acquisition of more than 30 percent of the outstanding Common Stock of the Company by any person or group of related persons, (ii) the change in a majority of the directors of the Company during a consecutive two-year period, unless the election of each new director was approved by at least two-thirds of the directors then still in office who were directors at the beginning of such period, (iii) the stockholders approve a merger or consolidation of the Company with any other corporation, other than (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80 percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person acquires more than 30 percent of the combined voting power of the Company's then outstanding securities, or (iv) the stockholders approve a plan of complete liquidation or an agreement for the sale or disposition of all or substantially all of the Company's assets. For purposes of the Executive Benefit Plan, "Change in Control" also includes (A) the Company voluntarily filing a petition for bankruptcy under federal bankruptcy law, or an involuntary bankruptcy petition being filed against the Company under federal bankruptcy law, if such involuntary petition is not dismissed within 120 days of the filing; (B) the Company making a general assignment for the benefit of creditors; or (C) the Company seeking or consenting to the appointment of a trustee, receiver, liquidator or similar person.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return of the Company's Common Stock against the cumulative total return of (i) the S&P SmallCap 600 Index and (ii) the S&P Communications Equipment Index for the period of five fiscal years ended December 31, 2001. The comparisons in this graph are required by the proxy rules promulgated by the Securities and Exchange Commission and are not intended to forecast future performance of the Company's Common Stock.


COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

**Among Allen Telecom Inc., S&P SmallCap 600 Index and
The S&P Communications Equipment Index**





YEAR ENDED


	1996	1997	1998	1999	2000	2001
Allen Telecom Inc.	100	83	30	52	81	38
S&P SmallCap 600 Index	100	126	129	145	162	195
S&P Communications Equipment Index	100	130	230	504	220	81

* Assumes that the value of the investment of the Company's Common Stock and each index was $100 on December 31, 1996 and that all dividends on the Company's Common Stock and on each stock included in each index were reinvested.


18


Transactions with Executive Officers and Directors

Gowling Lafleur Henderson LLP, which merged with the firm of Smith Lyons in September 2001, of which firm J. Chisholm Lyons formerly was a partner and currently is counsel, has been retained by the Company for many years, including 2001 and 2002, to perform legal services for the Company and its Canadian subsidiaries. The Company paid $4,646.38 in fees and expenses to Gowling Lafleur Henderson LLP in 2001 for the performance of legal services for the Company and its subsidiaries.

Benesch, Friedlander, Coplan & Aronoff, of which firm Margaret Kennedy, the spouse of Robert G. Paul, is a partner, has been retained by the Company for several years, including 2001 and 2002, to perform legal services for the Company and its subsidiaries. The Company paid $222,418.04 in fees and expenses to Benesch, Friedlander, Coplan & Aronoff in 2001 for the performance of legal services for the Company and its subsidiaries.

STOCK OWNERSHIP

Principal Stockholders

The following table sets forth information regarding the only persons known to the Company to be the beneficial owners (for purposes of the rules of the Securities and Exchange Commission) of more than 5% of the outstanding shares of the Company's Common Stock as of March 1, 2002, at which date we had 30,427,171 shares of common stock outstanding.

Name and Address of Beneficial Owners	Number of Shares	Percent
State of Wisconsin Investment Board P.O. Box 7842 Madison, Wisconsin 53707	5,523,000(a)	18.16%
Gabelli Funds, Inc. et al One Corporate Center Rye, New York 10580	3,259,387(b)	10.72%
Mellon Financial Corporation One Mellon Bank Center 500 Grant Street Pittsburgh, Pennsylvania 15258	2,993,946(c)	9.84%
Bartley R.F. Systems Trust 93 Hilldale Avenue South Hampton, New Hampshire 03827	2,271,391(d)	7.47%
David J. Greene and Company, LLC 599 Lexington Avenue New York, New York 10022	1,932,519(e)	6.35%

(a) Based on the Schedule 13G filed by the State of Wisconsin Investment Board under the Exchange Act on February 11, 2002, the State of Wisconsin Investment Board held sole dispositive power and sole voting power over all of such shares as of February 15, 2002.

(b) Based on the Schedule 13D filed jointly by Mario J. Gabelli, Marc J. Gabelli and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer under the Exchange Act on May 11, 2001, (i) Gabelli Funds, LLC held sole dispositive power and sole voting power over 947,000 of such shares, (ii) GAMCO Investors, Inc. held sole dispositive power and sole voting power over 2,286,387 of such shares, (iii) Gabelli Advisors, Inc. held sole dispositive power and sole voting power over 10,000 of such shares and (iv) Gabelli International Limited held sole dispositive power and sole voting power over 16,000 of such shares.

(c) Based on the Schedule 13G filed jointly by Mellon Financial Corporation, The Boston Company, Inc. and The Boston Company Asset Management LLC under the Exchange Act on January 22, 2002, (i) Mellon Financial Corporation held sole voting power over 2,518,991 of such shares, shared voting power over 345,100 of such shares, sole dispositive power over 2,993,846 of such shares and shared dispositive power over 100 of such shares, (ii) The Boston Company, Inc. held sole voting power over 2,085,300 of such shares, shared voting power over 345,000 of such shares and sole dispositive power over 2,533,900 of such shares and (iii) The Boston Company Asset Management, LLC held sole voting power over 1,483,500 of such shares, shared voting power over 345,000 of such shares and sole dispositive power over 1,932,100 of such shares.

(d) Based on the Schedule 13G filed jointly by Bartley R.F. Systems Trust, Richard J. Bartley, Jr., Lucy M. Bartley and Stephanie J. Bartley under the Exchange Act on January 8, 2002, (i) Bartley R.F. Systems Trust held sole dispositive power and sole voting power over 2,271,391 of such shares, and (ii) each of Richard J. Bartley, Jr., Lucy M. Bartley and Stephanie J. Bartley held shared dispositive and shared voting power over 2,271,391 of such shares.

(e) Based on the Form 13G filed by David J. Green and Company, LLC under the Exchange Act on February 14, 2002, David J. Greene and Company, LLC held shared dispositive power overall of such shares, shared voting power over 1,485,670 of such shares and no voting power over 446,849 of such shares.

Directors and Officers

The following table sets forth information as of March 1, 2002 with respect to shares of Common Stock of the Company beneficially owned (for purposes of the rules of the Securities and Exchange Commission) by each director and each Named Executive Officer and by all directors and current executive officers of the Company as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Sheldon I. Ausman	-0-	*
Philip Wm. Colburn	573,362(a)	1.9%
Peter G. deVilliers	58,373(b)	*
James L. LePorte, III	131,705(c)	*
J. Chisholm Lyons	125,222(d)	*
John F. McNiff	14,018(e)	*
Robert G. Paul	627,897(f)	2.1%
Charles W. Robinson	21,712(g)	*
Dr. Martyn F. Roetter	5,250(h)	*
Roger L. Schroeder	47,659(i)	*
Gary B. Smith	6,150(j)	*
Kathleen M. H. Wallman	-0-	*
Robert A. Youdelman	301,698(k)	*
All directors and executive officers as a group (13 persons)	1,913,046(l)	6.3%

---

* Less than 1%.

(a) Includes 210,854 shares owned directly and 362,508 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(b) Includes 662 shares owned directly; 2,019 shares held by the Trustee under the Company's Employee Before-Tax Savings Plan; 15,000 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 40,692 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(c) Includes 48,035 shares owned directly; 14,886 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; and 68,784 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(d) Includes 30,054 shares owned directly; 91,814 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter; and 3,354 shares owned by Mr. Lyons' spouse, of which Mr. Lyons disclaims beneficial ownership.

(e) Includes 3,062 shares owned directly and 10,956 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(f) Includes 272,893 shares owned directly; 17,363 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; 331,241 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter; and 6,400 shares owned by Mr. Paul's spouse, of which Mr. Paul disclaims beneficial ownership.

(g) Includes 12,984 shares owned directly and 8,728 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(h) Includes 5,250 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(i)   Includes 2,408 shares owned directly; 5,142 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; 15,000 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 25,109 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(j)   Includes 900 shares which are owned directly; and 5,250 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(k)   Includes 93,269 shares owned directly; 13,060 shares held by the trustee under the Company's Employee Before-Tax Savings Plan; and 195,369 shares issuable upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.

(l)   Includes 675,121 shares owned by directors and executive officers; 52,470 shares held for executive officers by the trustee under the Company's Employee Before-Tax Savings Plan; 30,000 restricted shares of Common Stock awarded under the Company's 1992 Stock Plan; and 1,145,701 shares issuable to directors and executive officers upon exercise of stock options that are exercisable as of March 1, 2002 or become exercisable within 60 days thereafter.


APPROVAL OF THE ALLEN TELECOM INC.
AMENDED AND RESTATED 1992 STOCK PLAN


GENERAL

At the Annual Meeting, the stockholders will be asked to approve the Amended and Restated 1992 Stock Plan (the "Amended and Restated Plan"). The Amended and Restated Plan incorporates an amendment to increase the number of shares available under, and make certain other changes in, the 1992 Stock Plan (the "Amendments"). The Board of Directors of the Company adopted the Amended and Restated Plan, subject to stockholder approval, on February 20, 2002.

The Board of Directors is of the opinion that the Amended and Restated Plan, and its predecessor plans, the 1970 Non-Qualified Stock Option Plan and the 1982 Stock Plan, have been of significant importance and benefit to the Company and its stockholders in enabling the Company to attract and retain officers and other key employees and in increasing their commitment to the Company's continued success and their identification with the Company and its stockholders. In the view of the Board of Directors, the proposed Amended and Restated Plan will enable the Company to continue to realize the benefits of employee stock options and restricted shares of the Company's Common Stock.

The principal change to the 1992 Stock Plan is the addition of 1,500,000 shares. At the same time, the Amendments described below and certain other technical and clarifying changes are being made.

SUMMARY OF THE AMENDMENTS

A summary of the proposed Amendments is set forth below, followed by a description of the terms of the Amended and Restated Plan. The full text of the Amended and Restated Plan is annexed to this proxy statement as Exhibit A, and the summary is qualified in its entirety by reference to Exhibit A.

Shares Subject to the Amended and Restated Plan. The Amendments increase the number of shares of the Company's Common Stock with respect to which options may be granted and restricted shares of the Company's Common Stock ("Restricted Shares") that may be awarded under the Amended and Restated Plan by 1,500,000 shares. At February 22, 2002, there were only 333,517 shares remaining for grant as stock options or Restricted Shares under the 1992 Stock Plan. The Amendments increase the total number of shares with respect to which stock options or Restricted Shares may be granted under the Amended and Restated Plan to 5,028,221 subject to adjustment (together with the exercise price of options and the purchase price, if any, of Restricted Shares) to reflect any change in the Company's outstanding shares by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations or other similar events affecting the number or kind of outstanding shares.

Prohibition on Repricing. The 1992 Stock Plan did not previously address the repricing of stock options. It is the Board of Director's long-standing policy not to reprice outstanding options and Board of Directors thought that the Amended and Restated Plan should be amended to reflect this policy. The Amended and Restated Plan, therefore, specifically states that the Board of Directors of the Company will not reprice outstanding options without the approval of the stockholders of the Company.

Electronic Documentation. The 1992 Stock Plan provided that all options approved by the Management Compensation Committee would be evidenced by stock option agreements in writing. The Amended and Restated Plan provides that the awards may be evidenced by any "Evidence of Award," which is defined in the Amended and Restated Plan as an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the options. The Amended and Restated Plan expressly provides that an award may be evidenced through the use of an electronic medium, may be limited to notation on the books and records of the Company and, with the approval of the Committee, need not be signed.

Termination for Cause. The 1992 Stock Plan previously allowed an optionee whose employment was terminated for any reason to exercise any exercisable options for a period of up to three months following termination of employment. The Amended and Restated Plan provides that in the event an optionee's employment is terminated by the Company for cause (as such term may be defined in an Evidence of Award), the optionee's option will cease to be exercisable to the extent exercisable as of the termination and will not become exercisable after termination.

Foreign Employees. The 1992 Stock Plan did not previously address the granting of awards under the Plan to employees located outside the United States. The Amended and Restated Plan, however, contains a provision that allows the Committee to provide for special terms for awards to employees or other persons who are foreign nationals or who are employed by the Company or any subsidiary of the Company outside the United States. This added provision will facilitate the making of grants or combination of grants under the Plan to persons located outside the United States in that the Committee can authorize that special terms be contained in awards that may be necessary or appropriate to accommodate differences in local law, tax policy or custom. The Committee may also approve supplements to or amendments, restatements or alternative versions of the Plan as it may consider necessary or appropriate for making such awards. No special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of the Plan unless the Plan could have been amended to eliminate the inconsistency without further approval by the stockholders of the Company.

Term of the Plan. The original termination date of the 1992 Stock Plan was February 27, 2002. The Board of Directors, however, extended the term of the Plan in July, 2001 to provide for termination of the Plan on February 27, 2004 or such other date as may be determined by the Board of Directors. The Amended and Restated Plan provides that the Plan shall terminate ten years from the date the Amendments or any subsequent amendment or amendment and restatement is approved by the Company's stockholders.

COMPLIANCE WITH SECTION 162(M) OF THE CODE

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") generally disallows a tax deduction to public companies for compensation over $1 million paid or otherwise taxable, to persons named in the Summary Compensation Table and employed by the Company at the end of the applicable year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. In the case of stock options and restricted shares with performance-based vesting, one requirement is that an employee stock plan state a maximum number of shares with respect to which options and such restricted shares may be granted during a specified period. The Amended and Restated Plan provides that no eligible employee shall be granted stock options for more than 200,000 shares of Common Stock, or awarded more than 100,000 Restricted Shares, under the Plan in any fiscal year, thereby satisfying the requirements of Section 162(m). These are the same limits as originally approved by the stockholders in 1995. A second requirement is that an employee stock plan and the performance measures upon which the restrictions on performance-based vesting Restricted Shares lapse must be approved by stockholders at least every five years. The Amended and Restated Plan provides that the award of performance-based vesting Restricted Shares to employees who are "covered employees" within the meaning of Section 162(m) of the Code shall be based on one or more of the following criteria: earnings per share, market value per share, return on invested capital, return on operating assets and return on equity. These are the same criteria approved by the stockholders in 1995. Approval of the Amended and Restated Plan will satisfy the second requirement of Section 162(m).

SUMMARY OF THE AMENDED AND RESTATED PLAN

Administration. The Amended and Restated Plan is administered by the Management Compensation Committee of the Board of Directors of the Company, consisting of not less than two directors of the Company. Each member of the Compensation Committee at the time of designation and service must qualify under Rule 16b-3 of the Securities and Exchange Commission. The Compensation Committee may interpret the Amended and Restated Plan and may at any time adopt such rules and regulations for the administration of the Plan as it deems advisable. If the Compensation Committee is at any time succeeded by another committee of the Board of Directors, such other committee shall thereafter administer the Amended and Restated Plan and, during any period that the administering committee is for any reason unable to act, the Board of Directors may act in its place and perform any or all of its functions.

Eligibility. Options and Restricted Shares may be granted only to officers and other key employees of the Company and its subsidiaries, presently estimated to be 215 persons, of whom 8 are officers of the Company. Neither options nor Restricted Shares may be granted under the Amended and Restated Plan to any director who is not an officer or employee of the Company or any of its subsidiaries. The Compensation Committee determines which persons shall receive options and Restricted Shares and the number of shares subject to options and awarded as Restricted Shares. Options may be either incentive stock options ("ISOs") or non-qualified options.

As required by the Code, the aggregate fair market value of the shares of the Company's Common Stock (determined as of the date of grant) for which ISOs may first be exercisable by any individual during any calendar year under the Amended and Restated Plan, together with that of shares of Common Stock subject to ISOs under any other plan of the Company, shall not exceed $100,000. No eligible employee may be granted stock options for more than 200,000 shares of Common Stock, or awarded more than 100,000 Restricted Shares, under the Amended and Restated Plan in any fiscal year. Except for the annual limitation on grants described in the previous sentence, there is no limitation on the aggregate number of shares as to which non-qualified options or Restricted Shares may be granted to any one employee, and the grant of non-qualified options and Restricted Shares does not affect the number of ISOs that may be granted.

Shares Available Under the Plan. The Amended and Restated Plan provides that any shares covered by outstanding options and outstanding Restricted Shares that expire unexercised or are forfeited will again be available for future grant either as stock options or as Restricted Shares. The Plan further provides that upon the full or partial payment of any option price by the transfer to the Company of shares of Common Stock or upon satisfaction of tax withholding obligations in connection with any such exercise or the lapsing of restrictions on any Restricted Shares or any other payment made or benefit realized under the Amended and Restated Plan by the transfer or relinquishment of shares of Common Stock, only the net number of shares of Common Stock actually issued or transferred by the Company, after subtracting the number of shares of Common Stock so transferred or relinquished by the employee to the Company, will be charged against the maximum share limitation for the Amended and Restated Plan.

Time Of Option Exercise; Option Price And Payment. ISOs and non-qualified options may be exercised during periods expiring not more than ten years and ten years and two days, respectively, after the date of the grant, and the option price must be at least equal to 100% of the fair market value of the Common Stock covered thereby on the date of grant. For purposes of the Amended and Restated Plan, fair market value is defined as the last sale price of the Company's Common Stock on the day next preceding the date of grant on which there was a sale as reported on the New York Stock Exchange Composite Tape, or the fair market value on the date of grant as determined by the Committee in accordance with applicable law and regulations. At March 1, 2002, the last sale price of the Company's Common Stock on the New York Stock Exchange Composite Tape was $7.09. The option price must be paid in full upon exercise either in cash or, with the approval of the Committee, in shares of Common Stock. Each optionee must agree to remain in the employ of the Company or a subsidiary for not less than two years from the date of grant of an option. The Company may extend credit or arrange for the extension of credit to optionees to assist them in the purchase of Common Stock upon the exercise of options to the extent allowed by regulations of the Federal Reserve Board.

Tandem Stock Appreciation Rights. Any option may contain, or be amended to contain, a tandem stock appreciation right providing that the Company will, if requested by the optionee prior to the exercise thereof and if approved by the Compensation Committee, purchase that portion of an option which is then exercisable at a price equal to the difference between the option price and the market price of the shares. The purchase price may be paid by the Company in either cash or Common Stock of the Company, or any combination thereof, as the Compensation Committee may determine. Any option or portion thereof so purchased must be surrendered to the Company, and the shares covered thereby will not be available for the granting of further options or Restricted Shares.

Reload Options. In the discretion of the Compensation Committee, any option granted under the Amended and Restated Plan may be accompanied by a "Reload Option." A Reload Option may be granted to an optionee who pays for exercise of all or part of an option with shares of Common Stock and represents an additional option to acquire the same number of shares of Common Stock as is used by the optionee to pay for the exercise of his or her original option. A Reload Option is subject to all of the same terms and conditions as the original option, except that the option price for shares acquired pursuant to a Reload Option will be at least equal to 100% of the fair market value of the Common Stock covered thereby on the date the Reload Option is granted (i.e., the date that the original option is exercised). The Reload Option would only be exercisable if (i) the optionee is then an employee of the Company or any of its subsidiaries, (ii) the exercise occurs at least six months after its date of grant and (iii) the option period of the option to which the Reload Option relates has not expired.

Acceleration Of Exercisability; Limited Stock Appreciation Rights. Outstanding options which by their terms are not otherwise exercisable will be exercisable in full after, and may, in the Compensation Committee's discretion, contain a tandem limited stock appreciation right exercisable six months after grant and immediately after, a "Change in Control" of the Company, which is defined in the Amended and Restated Plan. Pursuant to a tandem limited stock appreciation right, the Company will purchase the option for cash at a price equal to the difference between the option price and the "market value" (as defined in the Amended and Restated Plan) of the shares covered by the option. Such market value is generally defined to relate to the highest market value of the Company's Common Stock during the period in which the circumstances giving rise to the exercise of the limited stock appreciation right occurred. Any option or portion thereof purchased pursuant to any such stock appreciation right must be surrendered to the Company, and the shares covered thereby will not be available for the granting of further options or Restricted Shares.

Restricted Shares. The Compensation Committee may from time to time in its discretion award Restricted Shares to employees eligible to participate in the Amended and Restated Plan and determine the number of Restricted Shares awarded and the terms and conditions of, and the amount of any payment by the employee for, such Restricted Shares. The award of performance-based vesting Restricted Shares to employees who are "covered employees" within the meaning of Section 162(m) of the Code shall be based on one or more of the following criteria: earnings per share, market value per share, return on invested capital, return on operating assets and return on equity.

Awards of Restricted Shares may be made in lieu of or in addition to grants of options under the Amended and Restated Plan. Each award of Restricted Shares will be evidenced by an "Evidence of Award" containing terms and conditions not inconsistent with the Amended and Restated Plan as the Compensation Committee shall determine to be appropriate in its sole discretion.

A certificate for Restricted Shares will be issued in the name of each employee to whom such Restricted Shares are awarded, but the certificate will either be delivered to the employee with an appropriate legend or held in custody by the Company or a bank for the employee's account. The Restricted Shares will be subject to transfer restrictions for a period (the "Restricted Period") of from one to 10 years from the date of award and such other conditions as the Compensation Committee may prescribe. Subject to the foregoing restrictions, the employee will, commencing on the date of award, have the rights and privileges of a stockholder as to such Restricted Shares, including the right to vote the Restricted Shares and, subject to the following, the right to receive the dividends on such Shares. The Compensation Committee may, in its discretion, have any dividends with respect to the Restricted Shares held for the employee's account, with interest as determined by the Committee, rather than paid directly to the employee on a current basis. The Compensation Committee may in its discretion, at the time an award is made, prescribe conditions for the incremental lapse of restrictions during the Restricted Period and for the lapse or termination of restrictions upon the occurrence of other conditions in addition to or other than the expiration of the Restricted Period with respect to all or any portion of the Restricted Shares. Such conditions may include, without limitation, the death or disability of the employee to whom the

Restricted Shares are awarded, retirement of the employee pursuant to normal or early retirement under any retirement plan of the Company or termination by the Company of the employee's employment other than for cause or a "Change in Control" of the Company, as defined above under "Acceleration of Exercisability; Limited Stock Appreciation Rights." The Compensation Committee may also, in its discretion, shorten or terminate the Restricted Period or waive any conditions for the lapse or termination of restrictions with respect to all or any portion of the Restricted Shares at any time after the date the award is made. The Company may extend credit or arrange for the extension of credit to employees to assist them in paying the purchase price, if any, for Restricted Shares to the extent allowed by regulations of the Federal Reserve Board.

Except as the Compensation Committee may otherwise determine, an employee will forfeit all rights in Restricted Shares unless he remains an employee of the Company or a subsidiary, or a consultant to the Company or a subsidiary under a post-employment consulting arrangement, until the end of the Restricted Period and the satisfaction of any applicable conditions prescribed by the Compensation Committee. If the employee remains an employee or a consultant until the expiration or termination of the Restricted Period and the satisfaction of such conditions, the restrictions will lapse and a certificate for such shares of Common Stock will be delivered to the employee free of any legend or restriction, except any that may be imposed by law, together with any dividends held for the account of the employee and interest thereon.

Modification And Termination. The Board of Directors may suspend, amend or modify the Amended and Restated Plan at any time. The Amended and Restated Plan may be terminated by the Board of Directors at any time, except with respect to options or Restricted Shares then outstanding. No termination, suspension or amendment of the Plan may adversely affect any option or Restricted Shares previously granted, without the written consent of the employee to whom such grant was made.

Duration. The Amended and Restated Plan will terminate ten years from the date the Amendments are approved by the stockholders or ten years from the date any subsequent amendments or amendments and restatements are approved by the stockholders, and no options or Restricted Shares may be granted or awarded under the Plan after termination of the Plan. Options and Restricted Shares granted prior to such dates may extend beyond such dates, and the terms of the Amended and Restated Plan will continue to apply to such options and Restricted Shares.

Non-Transferability. Options and stock appreciation rights may not be transferred or assigned other than by will or the laws of descent and distribution and may be exercised during an optionee's lifetime only by the optionee or the optionee's legal representative. Restricted Shares may not be transferred, assigned or pledged during the Restricted Period and until the satisfaction of any conditions prescribed by the Compensation Committee.

Termination of Options. If an optionee's employment terminates for any reason other than for cause, any options held by such optionee may be exercised for a period of three months following termination of employment but only to the extent the options were exercisable on the date of termination. If, however, an optionee shall die within the three-month period described in the preceding sentence or if an optionee's employment is terminated due to his or her death, any options held by the optionee may be exercised for a period of one year following the optionee's death but only to the extent the options were exercisable on the date of death. If an optionee's employment is terminated by the Company for cause, all options held by the optionee will cease to be exercisable upon the date of such termination. If, upon an optionee's termination of employment the optionee becomes a senior management consultant to the Company or its subsidiaries under a post-employment consulting arrangement, options held by such optionee will continue to be exercisable during the period ending on the earliest of (i) the ninetieth day following the date the optionee ceases to render consulting services for any reason other than death, (ii) the expiration of one year following the optionee's death during the consulting period, or (iii) the date of termination of service for cause.

Withholding Of Taxes. To the extent that the Company is required to withhold or receive federal, state, local or foreign taxes in connection with any payment made or benefit realized by an employee or other person under the Amended and Restated Plan, the Plan provides that it shall be a condition to the receipt of any such payment or the realization of any such benefit that the employee or such other person make arrangements satisfactory to the Company for payment of any taxes required to be withheld. At the discretion of the Compensation Committee, any such arrangements may include, without limitation, relinquishment of a portion of any such payment or benefit or the surrender of outstanding shares of Common Stock, and any agreement pertaining to a grant of options or an award of Restricted Shares under the Plan may make such relinquishment the elective or mandatory form of satisfying such taxes. At the discretion of the Compensation Committee, in connection with any such payment or benefit, the Company and any such employee or other person also may make similar arrangements with respect to the payment of any taxes with respect to which withholding is not required.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the U.S. Federal income tax consequences of grants and exercises under the Amended and Restated Plan is based on an analysis of the Code as currently in effect, existing laws, judicial decisions and administrative rulings and regulations, all of which are subject to change. In addition to being subject to the U.S. Federal income tax consequences described below, an individual who receives a grant of options, related rights or Restricted Shares may also be subject to state and/or local income tax consequences in the jurisdiction in which he or she works and/or resides.

Tax Consequences to Employees

Non-Qualified Stock Options. In general, (i) at the time a non-qualified stock option is granted, no income will be recognized by an employee; (ii) at the time of exercise of a non-qualified option, ordinary income will be recognized by the employee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares if they are non-restricted on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a non-qualified stock option, any appreciation (or depreciation) in the value of the shares after the date of exercise will be treated as a capital gain (or loss).

ISOs. No income generally will be recognized by an employee upon the grant or exercise of an ISO. If shares of Common Stock are issued to an optionee pursuant to the exercise of an ISO and no disqualifying disposition of the shares is made by the employee within two years after the date of grant or within one year after the transfer of the shares to the employee, then upon the sale of the shares any amount realized in excess of the option price will be taxed to the employee as a capital gain and any loss sustained will be a capital loss.

If shares of Common Stock of the Company acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the employee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares in the sale or exchange) over the option price paid for the shares. Any further gain (or loss) realized by the employee generally will be taxed as a capital gain (or loss).

Reload Options. An employee will not be subject to tax in connection with the grant of a Reload Option. The exercise of a Reload Option will be taxed as an ISO or a non-qualified stock option, as the case may be, as described above.

Appreciation Rights. No income will be recognized by an employee in connection with the grant of a stock appreciation right. When the appreciation right is exercised, the employee normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of any cash, and the fair market value of any non-restricted shares of Common Stock, received pursuant to the exercise.

Restricted Shares. An employee receiving Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the employee at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, an employee who so elects under Section 83 (b) of the Code within 30 days of the date of transfer of the Restricted Shares will have taxable ordinary income on the date of transfer of the Shares equal to the excess of the fair market value of the Shares (determined without regard to the risk of the forfeiture or restrictions on transfer) over any purchase price paid for the Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares that are subject at that time to a risk of forfeiture and restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the employee.

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Tax Consequences to the Company

To the extent that an employee recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the employee performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code, and is not disallowed by the $1 million limitation on certain executive compensation contained in Section 162(m) of the Code.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares of Common Stock which are represented in person or by proxy and entitled to vote at the Annual Meeting is required to approve the Amended and Restated Plan, provided that a majority of the outstanding shares is voted with respect hereto.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDED AND RESTATED 1992 STOCK PLAN.

AUDIT COMMITTEE REPORT

Pursuant to the proxy rules promulgated by the Securities Exchange Commission designed to enhance disclosure of corporations' policies toward audit committees, Messrs. McNiff (Chair), Lyons and Smith, as members of the Audit Committee of the Board of Directors of the Company (the "Audit Committee"), submit the following Audit Committee Report:

The Board of Directors of the Company adopted an amended and restated Audit Committee charter on April 28, 2000, a copy of which was attached to the proxy statement for the 2001 Annual Meeting of Shareholders. All three outside directors who are members of the Audit Committee are independent as defined in Section 303.01 (B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

Management is responsible for internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report to the Company's stockholders and Board of Directors on the results of this audit. The Committee's responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed with the Company's management and Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"), the Company's independent auditors, the audited financial statements of the Company contained in the Company's Annual Report to stockholders for the year ended December 31, 2001. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, Communications with Audit Committees).

The Audit Committee has received and reviewed the written disclosures and letter from Deloitte required by Independence Standard Board Standard No. 1 (titled, "Independence Discussions with Audit Committees"), and has discussed with Deloitte their independence. The Audit Committee has determined that the provision of information technology services and other non-audit services to the Company by Deloitte is compatible with maintaining their independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual Report on Form 10-K for the fiscal year ended December 31, 2001 to be filed with the Securities and Exchange Commission. The Audit Committee has also recommended to the Board of Directors that Deloitte be retained as independent auditors for 2002.

Respectfully submitted,

Audit Committee
John F. McNiff, Chair
J. Chisholm Lyons
Gary B. Smith

Audit Fees

The aggregate fees billed by Deloitte for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2001 and the reviews of the interim financial statements included in the Company's Quarterly Reports on Form 10-Q for the fiscal year ended December 31, 2001 were $320,100.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by Deloitte for professional services rendered by Deloitte for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2001 were $-0-.

All Other Fees

The aggregate fees billed by Deloitte for services rendered to the Company, other than the services described under "Audit Fees" and "Financial Information Systems Design and Implementation Fees", for the fiscal year ended December 31, 2001 were $287,560, including audit related services of $192,660 and other non-audit services of $94,900. Audit related services generally include fees for registration statements, employee benefit plan audits, internal control services and assessment of internal accounting controls in connection with the implementation of an enterprise software system.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors is requesting ratification of the appointment of Deloitte by the stockholders at the Annual Meeting. Should this appointment not be ratified by the holders of a majority of the shares voting in person or by proxy at the meeting, the Board of Directors will consider appointing other auditors to audit the books and accounts of the Company. Representatives of Deloitte are expected to be present at the meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions.

OTHER MATTERS

Management of the Company knows of no matters other than those referred to above to be voted upon at the Annual Meeting. However, if any other matters are properly presented to the meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment on such matters.

MISCELLANEOUS

The Company will bear the expense of proxy solicitation. Directors, officers and employees of the Company and its subsidiaries may solicit proxies by telephone, telegraph or in person (but will receive no additional compensation for such solicitation). The Company also has retained W. F. Doring & Co. Inc., Jersey City, New Jersey, to assist in the solicitation of proxies in the same manner at an anticipated fee of approximately $2,500, plus out-of-pocket expenses. In addition, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the soliciting material to beneficial owners and to obtain authorizations for the execution of proxies, and if they in turn so request, the Company will reimburse such brokerage houses and other custodians, nominees and fiduciaries for their expenses in forwarding such material.

The Charles Schwab Trust Company, as trustee under the Company's Employee Before-Tax Savings Plan, will vote shares of the Company's Common Stock held in the Plan in accordance with the written instructions, which it is required to request, received from the participants in whose accounts the shares are held, whether or not vested, and, in accordance with the terms of the Plan, it will vote all shares for which it does not receive voting instructions in the same proportions as it votes the shares for which it does receive instructions.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file initial reports of securities ownership and changes in such ownership with the Securities and Exchange Commission (the "Commission"). Such executive officers, directors and greater than ten-percent stockholders also are required by regulations promulgated by the Commission to furnish the Company with copies of all Section 16(a) forms they file with the Commission.

To the Company's knowledge, based solely upon a review of copies of the forms, or written representations that no such forms were required, during the fiscal year ended December 31, 2001, its executive officers, directors and greater than ten-percent beneficial owners complied with all applicable Section 16(a) filing requirements.

ANNUAL REPORT

The Annual Report, including financial statements, of the Company for the year 2001 is enclosed herewith but is not a part of the proxy soliciting material.

STOCKHOLDERS' PROPOSALS

Proposals of stockholders intended to be presented at the 2003 Annual Meeting of Stockholders must be received by the Company for inclusion in its proxy statement relating to that meeting no later than November 15, 2002. Such proposals should be directed to the Secretary of the Company at the Company's offices, 25101 Chagrin Boulevard, Beachwood, Ohio 44122.

In accordance with recent amendments to Rule 14a-4(c)(1) under the Securities Exchange Act of 1934, as amended, if a stockholder intends to present a proposal at the 2002 Annual Meeting of Stockholders, and does not notify the Company of such proposal on or before January 29, 2003, then management proxies will be permitted to use their discretionary voting authority to vote on the proposal if the proposal is raised at the 2003 Annual Meeting of Stockholders.

By order of the Board of Directors

LAURA C. MEAGHER
Secretary

Dated: March 15, 2002

ALLEN TELECOM INC.

AMENDED AND RESTATED 1992 STOCK PLAN

1. **Purpose.** The purpose of this 1992 Stock Plan (the "Plan") is to advance the interests of Allen Telecom Inc. (the "Company") and its stockholders by providing an incentive for attracting and retaining key employees of the Company and its subsidiaries and increasing their identification with the Company and its objectives. The Plan permits grants of options to purchase shares of Common Stock, $1.00 par value, of the Company ("Common Stock") and awards of shares of Common Stock that are restricted as provided in Section 6 ("Restricted Shares"). Awards of Restricted Shares may be in lieu of or in addition to grants of options under the Plan. It is intended that options issued under this Plan shall constitute (a) incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and the treasury regulations promulgated thereunder, to the extent provided in Section 5(a) hereof, or (b) options which do not qualify as incentive stock options ("Non-qualified Stock Options").

2. **Shares Subject to Plan.** The total number of shares of Common Stock with respect to which options may be granted and Restricted Shares may be awarded under the Plan shall not exceed 5,028,221. Shares awarded as Restricted Shares or issued upon exercise of options granted under the Plan may be authorized and previously unissued shares, issued shares which have been reacquired by the Company or a combination thereof. In the event that any Restricted Shares shall be forfeited or any option granted under the Plan shall terminate, expire or, with the consent of the optionee, be canceled as to any shares of Common Stock, without having been exercised in full, new awards of Restricted Shares may be made or new options may be granted with respect to such shares without again being charged against the maximum share limitation set forth above in this Section 2. In addition, upon the full or partial payment of any option price by the transfer to the Company of shares of Common Stock or upon satisfaction of tax withholding obligations in connection with any such exercise or the lapsing of restrictions on any Restricted Shares or any other payment made or benefit realized under this Plan by the transfer or relinquishment of shares of Common Stock, only the net number of shares of Common Stock actually issued or transferred by the Company, after subtracting the number of shares of Common Stock so transferred or relinquished, shall be charged against the maximum share limitation set forth above in this Section 2; provided, however, that the number of shares of Common Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options shall not exceed such maximum share limitation.

No employee shall be granted options for more than 200,000 shares of Common Stock, or awarded more than 100,000 Restricted Shares, under the Plan in any one fiscal year of the Company, subject to adjustments as provided in Section 7 of this Plan.

3. **Administration.** The Plan shall be administered by a Stock Option Committee, or any successor Committee (hereinafter called the "Committee"), which shall be appointed by the Board of Directors of the Company and shall consist of such number of directors, not less than two, as shall be determined by the Board, who shall serve at the pleasure of the Board, and each of whom shall at the time of designation and service be a "disinterested person" within the meaning of Rule 16b-3 of the Securities and Exchange Commission or any successor provision at the time in effect ("Rule 16b-3"). Vacancies occurring in the membership of the Committee shall be filled by appointment by the Board. If for any reason the Committee is unable to perform its functions and duties under the Plan, the Board of Directors may perform any of such functions and duties. In such event, the quorum and voting requirements specified in this Section 3 with respect to the Committee shall be applicable to the Board of Directors.

The Committee, from time to time, may adopt rules and regulations for carrying out the provisions and purposes of the Plan. The interpretation and construction by the Committee of any provisions of, and the determination of any question arising under, the Plan, any such rule or regulation, or any agreement granting options or Restricted Shares under the Plan, shall be final and conclusive and binding on all persons interested in the Plan.

The Committee shall maintain written minutes of its proceedings. A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all the members, shall be acts of the Committee.

4. **Eligibility.** The Committee, in its sole discretion, shall determine the officers and other key employees of the Company and its subsidiaries (who need not have been so employed on the date of adoption of the Plan) to whom options and Restricted Shares shall be granted, the time or times when they shall be granted, when options may be exercised and the number of shares to be awarded as Restricted Shares or to be covered by each option so granted. No director who is not an officer or employee of the Company or a subsidiary thereof and no member of the Committee, during the time of his or her service as such, shall be eligible to receive an option or any Restricted Shares under the Plan. No person who owns or, under the provisions of Section 425(d) of the Code, is considered as owning, stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or of any subsidiary of the Company shall be eligible to receive an option or Restricted Shares under the Plan. The Committee shall be under no duty to provide terms of like duration for options granted under the Plan.

5. **Terms and Conditions of Options.** All options approved by the Committee under the Plan shall be evidenced by an "Evidence of Award." For purposes of this Plan, an Evidence of Award means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the options or other awards granted. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, with the approval of the Committee, need not be signed by a representative of the Company or an employee. Each Evidence of Award shall be subject to the Plan and, in addition to such other terms and conditions as the Committee may deem desirable, shall provide in substance as follows:

(a) *Limitations.* The aggregate Fair Market Value (as defined in Section 5(c) hereof) of the shares of Common Stock (determined as of the date of grant) with respect to which Incentive Stock Options may be first exercisable by an optionee during any calendar year under this Plan and all other option plans of the Company and its subsidiaries shall not exceed $100,000; provided, however, that, to the extent permitted by the Code and the treasury regulations promulgated thereunder, nothing contained in this section 5(a) shall be interpreted to prevent an optionee (i) from exercising in any year subsequent to the year in which an Incentive Stock Option first became exercisable the whole or any portion of such Incentive Stock Option not exercised in the year such Incentive Stock Option first became exercisable, (ii) from exercising in whole or in part any Incentive Stock Option granted on or before December 31, 1986, under any other plan of the Company, or (iii) from exercising Incentive Stock Options in full pursuant to the terms of Section 7(c) hereof. Non-qualified Stock Options may be exercised by an optionee without regard to the limitations stated in the previous sentence.

(b) *Consideration and Period of Employment.* Each Evidence of Award shall contain an agreement by the optionee, as consideration for the option or options granted thereunder, that he will remain in the employ of the Company or a subsidiary thereof for a period of two years, or such longer period as the Committee may specify, from the date of the grant thereof, but that nothing contained in the Plan or such provisions shall confer any right on such optionee to continue in the employ of the Company or any subsidiary by which he or she is employed or be deemed to affect in any way any right of the Company or such subsidiary to terminate his employment at any time.

(c) *Number and Price of Shares.* Each Evidence of Award shall specify the number of shares of Common Stock covered by such option and the purchase price per share thereof. Such price shall be equal to 100% of the Fair Market Value of the shares as of the date such option is granted ("Fair Market Value"). Such Fair Market Value shall be the last sale price of Common Stock on the day next preceding such date as reported on the New York Stock Exchange Composite Tape or, in the event that no sale shall have taken place on a national securities exchange on such next preceding day, the last sale price of Common Stock on the next preceding day on which there was a sale as reported on the New York Stock Exchange Composite Tape or the fair market value on such date as determined by the Committee in accordance with applicable law and regulations. The option price shall be subject to adjustment as provided in Section 7 hereof.

(d) *Time of Exercise.* Each Evidence of Award shall set forth the period during which it may be exercised which shall be determined by the Committee at the time of grant, provided that each Non-qualified Stock Option shall expire not more than ten years and two days after the date such Option is granted and each Incentive Stock Option shall expire not more than ten years after the date such Option is granted (the period set forth in each Evidence of Award being hereinafter referred to as "option period").

(e) *Manner of Exercise.* Each Evidence of Award shall provide that any option therein granted shall be exercisable only by giving in each case written notice of exercise, accompanied by full payment of the purchase price either (i) in cash (including check, bank draft or money order, or wire or other transfer of funds, or advice of credit to the Company) or (ii) at the discretion of the Committee, in shares of Common Stock with a fair market value equal to the purchase price or a combination of cash and shares of Common Stock which in the aggregate are equal in value to such purchase price. At the discretion of the Committee, the Evidence of Award may provide that shares of Common Stock may be issued in the name of the optionee and another person jointly with the right of survivorship.

(f) *Purchase of Option by Company.* Any option at any time granted under the Plan may contain (or be amended to contain, subject to Section 13 hereof) a provision to the effect that the optionee (or any person entitled to act under Section 5(g) hereof) shall have the right (the "Right"), at any time at which the fair market value is in excess of the exercise price and prior to exercising the option, in whole or in part, to request that the Company purchase all or any portion of the option as shall then be exercisable at a price equal to the difference between (i) an amount equal to the option price multiplied by the number of shares subject to that portion of the option in respect of which such request shall be made and (ii) an amount equal to such number of shares multiplied by the fair market value of the Company's Common Stock (within the meaning of Section 422 of the Code and the treasury regulations promulgated thereunder). The Company shall have no obligation to make any purchase pursuant to such request, but if it elects to do so, such portion of the option as to which the request is made shall be surrendered to the Company. The purchase price for the portion of the option so to be surrendered shall be paid by the Company, at the election of the Committee, either in cash or in shares of Common Stock (valued as of the date and in the manner provided in clause (ii) above), or in any combination of cash and Common Stock, which may consist, in whole or in part, of shares of authorized but unissued Common Stock or shares of Common Stock held in the Company's treasury. No fractional share of Common Stock shall be issued or transferred and any fractional share shall be disregarded. Shares covered by that portion of any option purchased by the Company pursuant hereto and surrendered to the Company shall not be available for the granting of further options or Restricted Shares under the Plan. All determinations to be made by the Company hereunder shall be made by the Committee.

(g) *Termination of Employment.* Each Evidence of Award shall provide substantially as follows:

(i) Except as hereinafter set forth, no option shall be exercisable after the date of termination of the optionee's employment.

(ii) If an optionee's employment terminates for any reason other than for cause as set forth in (iv) below, such option may be exercised by the optionee within three months after such termination, but only to the extent that it was exercisable on the date of such termination.

(iii) If an optionee shall die within the three-month period set forth in (ii) above, or if termination of his employment shall have been due to such optionee's death, such option may be exercised at any time within one year after such death by the optionee's executor or administrator or by his distributee to whom the option may have been transferred by will or by the laws of descent and distribution but only to the extent that it was exercisable on the date of the optionee's death.

(iv) In the event that the optionee's employment is terminated for cause, the optionee's option will cease to be exercisable to the extent exercisable as of such termination and will not become exercisable after such termination. For purposes of this Plan, termination for "cause" shall mean termination upon (A) the willful and continued failure by the optionee to substantially perform his or her duties with the Company (other than any such failure resulting from death or incapacity due to accident or physical or mental illness or any such actual or anticipated failure after the issuance of a notice of termination by the optionee for "good reason" (as such term is defined in any severance agreement, plan or policy applicable to the optionee)) after a written demand for substantial performance is delivered to the optionee by the Company, which demand specifically identifies the manner in which the Company believes the optionee has not substantially performed his or her duties, (B) the willful engaging by the optionee in an act or acts of dishonesty constituting a felony under the laws of the United States or any state thereof and resulting or intended to result directly or indirectly in gain or personal enrichment at the expense of the Company, or the conviction of the optionee for committing a felony under the laws of the United States or any state thereof, or (C) the willful engaging by the optionee in conduct that is demonstrably and materially injurious to the Company, monetarily or otherwise. For purposes of this Plan, no act, or failure to act, on an optionee's part shall be deemed "willful" unless done, or omitted to be done, by the optionee not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company.

(v) Notwithstanding anything to the contrary herein, if upon an optionee's termination of employment, the optionee becomes a senior management consultant to the Company and/or its subsidiaries under a post-employment consulting arrangement, such option shall continue to vest under its original vesting schedule, and may be exercised by the optionee, during the period ending on the earliest of (A) the ninetieth (90th) day following the date that the optionee permanently ceases to render consulting services to the Company and/or its subsidiaries under a post-employment consulting arrangement, for any reason other than cessation by reason of death or cause, (B) the date that is one year after the date described in clause (A) if the optionee ceases to render consulting services on account of his death (in which case such option may be exercised by the optionee's executor or administrator or by his distributee to whom the option may have been transferred by will or by the laws of descent and distribution, but only to the extent that it was exercisable on the date of the optionee's death), or (C) the date of termination of service if such service is terminated for cause (as defined above). The foregoing provision shall not extend the period during which an option may be exercised beyond the date it expires by its terms.

(h) *Non-Transferability of Options, Rights or Limited Rights.* Each Evidence of Award shall provide that any option therein granted and any related Right or Limited Right (as hereinafter defined) is not transferable by the optionee other than by will or by the laws of descent and distribution and that, during the lifetime of the optionee, such option may be exercised only by the optionee or such optionee's legal representative.

(i) *Prior Outstanding Options.* Each Evidence of Award evidencing an Incentive Stock Option shall provide that, if such Incentive Stock Option is exercisable by its terms, it may be exercised while there is outstanding (within the meaning of Section 422 (c)(7) of the Code) any other Incentive Stock Option to purchase shares of Common Stock of the Company or of a corporation which is a subsidiary of the Company or of a predecessor corporation of the Company or such subsidiary.

(j) *Adjustments.* Each Evidence of Award shall provide for adjustment of the number and kind of shares under option and the purchase price per share in the manner provided in Section 7 hereof.

6. **Restricted Shares.** (a) *Awards.* The Committee may from time to time in its discretion award Restricted Shares to officers and other key employees and may determine the number of Restricted Shares awarded and the terms and conditions of, and the amount of payment, if any, to be made by the employee for, such Restricted Shares. Each award of Restricted Shares will be evidenced by an Evidence of Award and shall contain such terms and conditions not inconsistent with the Plan as the Committee shall determine to be appropriate in its sole discretion.

(b) *Restricted Period; Lapse of Restrictions.* At the time an award of Restricted Shares is made, the Committee shall establish a period of time (the "Restricted Period") applicable to such award which shall not be less than one year nor more than ten years. Each award of Restricted Shares may have a different Restricted Period. At the time an award is made, the Committee may, in its discretion, prescribe conditions for the incremental lapse of restrictions during the Restricted Period and for the lapse or termination of restrictions upon the occurrence of other conditions in addition to or other than the expiration of the Restricted Period with respect to all or any portion of the Restricted Shares. Such conditions may include, without limitation, the death or

A-4

disability of the employee to whom Restricted Shares are awarded, retirement of the employee pursuant to normal or early retirement under any retirement plan of the Company or termination by the Company of the employee's employment other than for cause, or the occurrence of an Acceleration Date (as defined in Section 7(c) hereof). Such conditions may also include performance measures, which, in the case of any such award of Restricted Shares to an employee who is a "covered employee" within the meaning of Section 162(m) of the Code, shall be based on one or more of the following criteria: earnings per share, market value per share, return on invested capital, return on operating assets and return on equity. The Committee may also, in its discretion, shorten or terminate the Restricted Period or waive any conditions for the lapse or termination of restrictions with respect to all or any portion of the Restricted Shares at any time after the date the award is made.

(c) *Rights of Holder; Limitations Thereon.* Upon an award of Restricted Shares, a stock certificate representing the number of Restricted Shares awarded to the employee shall be registered in the employee's name and, at the discretion of the Committee, will be either delivered to the employee with an appropriate legend or held in custody by the Company or a bank for the employee's account. The employee shall generally have the rights and privileges of a stockholder as to such Restricted Shares, including the right to vote such Restricted Shares, except that the following restrictions shall apply: (i) with respect to each Restricted Share, the employee shall not be entitled to delivery of an unlegended certificate until the expiration or termination of the Restricted Period, and the satisfaction of any other conditions prescribed by the Committee, relating to such Restricted Share; (ii) with respect to each Restricted Share, such share may not be sold, transferred, assigned, pledged, or otherwise encumbered or disposed of until the expiration of the Restricted Period, and the satisfaction of any other conditions prescribed by the Committee, relating to such Restricted Share; and (iii) all of the Restricted Shares as to which restrictions have not at the time lapsed shall be forfeited and all rights of the employee to such Restricted Shares shall terminate without further obligation on the part of the Company unless the employee has remained a regular full-time employee of the Company or any of its subsidiaries, or a consultant to the Company or a subsidiary under a post-employment consulting arrangement, until the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee applicable to such Restricted Shares. Upon the forfeiture of any Restricted Shares, such forfeited shares shall be transferred to the Company without further action by the employee. At the discretion of the Committee, cash and stock dividends with respect to the Restricted Shares may be either currently paid or withheld by the Company for the employee's account, and interest may be paid on the amount of cash dividends withheld at a rate and subject to such terms as determined by the Committee. The employee shall have the same rights and privileges, and be subject to the same restrictions, with respect to any shares received pursuant to Section 7(a) hereof.

(d) *Delivery of Unrestricted Shares.* Upon the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Committee, the restrictions applicable to the Restricted Shares shall lapse and a stock certificate for the number of Restricted Shares with respect to which the restrictions have lapsed shall be delivered, free of all such restrictions, except any that may be imposed by law, to the employee or the employee's beneficiary or estate, as the case may be. The Company shall not be required to deliver any fractional share of Common Stock but will pay, in lieu thereof, the fair market value (determined as of the date the restrictions lapse) of such fractional share to the employee or the employee's beneficiary or estate, as the case may be.

7. **Effect of Certain Changes.** (a) The Committee may make or provide for such adjustments in the option price and in the number or kind of shares or other securities covered by options and Restricted Shares outstanding under the Plan as the Committee in its sole discretion, exercised in good faith, shall determine is equitably required to prevent dilution or enlargement of rights of optionees and holders of Restricted Shares that would otherwise result from (i) any stock dividend, stock split, combination of shares, issuance of rights or warrants to purchase stock, recapitalization or other changes in the capital structure of the Company, (ii) any merger, consolidation, reorganization, split-up, split-off, spin-off or partial or complete liquidation, or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event, the Committee, in its discretion may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith, the surrender of all awards so replaced. The Committee also may make or provide for such adjustments in (A) the number or kinds of shares of Common Stock or other securities which may be acquired pursuant to the options granted under the Plan and the number of such

securities to be awarded to each optionee, and (B) the number or kinds of shares of Common Stock available for awards of Restricted Shares under the Plan, as the Committee in its sole discretion, exercised in good faith, shall determine is appropriate to reflect any transaction or event described above. The determination of the Committee as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

(b) In the event of the proposed dissolution or liquidation of the Company, in addition to the alternatives described in subsection (a) of this Section 7, the Committee may provide that the holder of each option then exercisable shall have the right to exercise such option (at its then option price) solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution or liquidation by a holder of the number of shares of Common Stock for which such option might have been exercised immediately prior to such dissolution or liquidation, or the Committee may provide, in the alternative, that each option granted under the Plan shall terminate as of a date to be fixed by the Board, provided, however, that not less than thirty (30) days written notice of the date so fixed shall be given to each optionee, who shall have the right, during the period of thirty (30) days preceding such termination, to exercise the option as to all or any part of the shares of Common Stock covered thereby, including shares as to which such option would not otherwise be exercisable.

(c) If while unexercised options remain outstanding under the Plan (i) any "person", as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii) or (iv) of this subsection) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof, (iii) the stockholders of the Company approve a merger or consolidation of the Company with any other corporation, other than (a) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 80% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (b) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 30% of the combined voting power of the Company's then outstanding securities, or (iv) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, then from and after the date on which public announcement of the acquisition of such percentage shall have been made, or the date on which the change in the composition of the Board set forth above shall have occurred, or the date of any such stockholder approval (any such date being referred to herein as the "Acceleration Date"), all options shall be exercisable in full, whether or not otherwise exercisable, but subject, however, in the case of an Incentive Stock Option, to Section 5(i) hereof. Following the Acceleration Date, (1) the Committee shall, in the case of a merger, consolidation, liquidation or sale or disposition of assets, promptly make an appropriate adjustment to the number and class of shares of Common Stock available for options and Restricted Shares, and to the amount and kind of shares or other securities or property receivable upon exercise of any outstanding options after the effective date of such transaction, and the price thereof, and (2) the Committee may, in its discretion, permit the cancellation of outstanding options in exchange for a cash payment in an amount per share subject to any such option equal to the amount that would be payable pursuant to Section 14(b) hereof upon exercise of a Limited Right (as defined in Section 14(a) hereof) under those circumstances, provided, however, that, for purposes of such cancellation and cash-out, the Acceleration Date shall be restricted in such manner as the Committee may determine is necessary to comply with the conditions and requirements of Rule 16b-3 to prevent short-swing profit liability to the holder thereof under Section 16(b) of the Exchange Act.

(d) Subsections (b) and (c) of this Section 7 shall not apply to a merger or consolidation in which the Company is the surviving corporation and shares of Common Stock are not converted into or exchanged for stock or securities of any other corporation, cash or any other thing of value. Notwithstanding the preceding sentence, in case of any consolidation or merger of another corporation into the Company in which the Company is the surviving corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination, but including any change in such shares into two or more classes or series of shares), the Committee may provide that the holder of each option then exercisable shall have the right to exercise such option solely for the kind and amount of shares of stock and other securities (including those of any new direct or indirect parent of the Company), property, cash or any combination thereof receivable upon such reclassification, change, consolidation or merger by the holder of the number of shares of Common Stock for which such option might have been exercised.

(e) In the event of a change in the Common Stock of the Company as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

(f) To the extent that the foregoing adjustments relate to stock or securities of the Company, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each Incentive Stock Option granted pursuant to this Plan shall not be adjusted in a manner that causes such option to fail to continue to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(g) Except as hereinbefore expressly provided in this Section 7, the optionee shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another corporation, and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the option or the number or price of Restricted Shares. The grant of an option or of Restricted Shares pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell or transfer all or part of its business or assets.

8. **Financing of Exercise of Options and Purchase of Restricted Shares.** To the extent permitted by the regulations of the Federal Reserve Board governing margin requirements in effect at the time of exercise of any option or purchase of any Restricted Shares (including any exemption from margin requirements for employee stock option plans if such exemption is available), the Company may extend credit, or arrange for the extension of credit, to each employee who exercises an option or purchases Restricted Shares, at the time of such exercise or purchase, to assist the employee in the purchase of stock. Such credit will be collateralized by the stock purchased and will be in an amount not greater than the lesser of (i) the option or purchase price of the stock or (ii) the amount of credit permitted by regulations of the Federal Reserve Board. The rate of interest, terms of repayment and provisions for release of collateral with respect to each such credit will be as determined by the Committee at the time the credit is extended, but in any event shall be in accordance with any applicable regulations of the Federal Reserve Board.

9. **Reload Options.** In the event the optionee exercises an option and pays all or a portion of the purchase price in shares of Common Stock, in the manner permitted by Section 5(e) hereof, such optionee may, in the Committee's sole discretion, be issued by the Committee a new option to purchase additional shares of Common Stock equal to the number of shares of Common Stock surrendered to the Company in such payment. Such new option shall have a purchase price equal to the Fair Market Value per share (as defined in Section 5(c) hereof) on the date such new option is granted, and shall have an option period (as defined in Section 5(d) hereof) which commences six months from the date of grant of the new option and expires on the same date as the option period of the original option so exercised by payment of the purchase price in shares of Common Stock.

10. **Subsidiary.** For the purpose of the Plan a subsidiary of the Company shall be any corporation which at the time qualifies as a subsidiary thereof under the definition of "subsidiary corporation" contained in Section 425 of the Code, as the same may be amended from time to time. A transfer of employment from the Company to such a subsidiary or vice versa or between two such subsidiaries shall not be deemed a termination of employment.

11. **Government Regulations.** The Plan, the award or purchase of Restricted Shares and the grant and exercise of options thereunder, and the Company's obligation to sell and deliver shares of stock pursuant to any such award, purchase or exercise, shall be subject to all applicable federal and state laws, rules and regulations and to such approvals by any regulatory or government agency as may be required. The Company shall not be required to issue or deliver any certificate or certificates for shares of its Common Stock prior to (i) the admission of such shares to listing on any stock exchange on which the stock may then be listed and (ii) the completion of any registration or other qualification of such shares under any state or federal law or rulings or regulations of any government body, which the Company shall, in its sole discretion, determine to be necessary or advisable.

12. **Term of the Plan.** The original effective date of the Plan shall be February 27, 1992. The Plan shall terminate (i) ten years from the date any amendment or amendment and restatement is approved by the Company's stockholders; or (ii) on such other date (which may be earlier or later than the date determined in (i) above) as may be determined by the Board of Directors. In any case, termination shall be deemed to be effective as of the close of business on the day of termination. No option may be granted, and no Restricted Shares may be awarded, after such termination. Termination of the Plan, however, shall not affect outstanding options or Restricted Shares which have been granted prior to such termination, and all unexpired options and Restricted Shares shall continue in force and operation after termination of the Plan except as they may lapse or terminate by their own terms and conditions and the terms of the Plan shall continue to apply to such options and Restricted Shares.

13. **Amendment of the Plan, etc.** (a) The Board of Directors of the Company at any time and from time to time may suspend or amend the Plan in any respect. Without the written consent of the optionee or the holder of Restricted Shares, no amendment, modification, suspension or termination of the Plan may adversely affect any option or Restricted Shares previously granted under the Plan; but it shall be conclusively presumed that any adjustment for change as provided in Section 7 does not adversely affect any such right.

(b) The Board of Directors of the Company shall not, without the further approval of the stockholders of the Company, authorize the amendment of any outstanding option to reduce the purchase price per share of such option. Furthermore, no option shall be cancelled and replaced with awards having a lower purchase price per share without further approval of the stockholders of the Company. This Section 13(b) is intended to prohibit the repricing of "underwater" options and shall not be construed to prohibit the adjustments provided for in Section 7 of this Plan.

14. **Limited Rights.** (a) The Committee shall have authority to grant a limited stock appreciation right (a "Limited Right") to the holder of any option with respect to all or some of the shares of Common Stock covered by such option. A Limited Right may be granted either at the time of grant of the related option or any time thereafter during its term. A Limited Right may be granted to an optionee irrespective of whether such optionee is being granted or has been granted a Right under Section 5(f) hereof. A Limited Right shall automatically be exercised on the "Acceleration Date" (as defined in Section 7(c) hereof). Each Limited Right shall be exercisable only if, and to the extent that, the related option is exercisable pursuant to Section 7(c) hereof or otherwise, and, in the case of a Limited Right granted in respect of an Incentive Stock Option, only when the Fair Market Value per share of Common Stock exceeds the option price per share. Notwithstanding the provisions of the two immediately preceding sentences, no Limited Right may be exercised until the expiration of six (6) months from the date of grant of the Limited Right. Upon the exercise of a Limited Right, the related option shall cease to be exercisable to the extent of the shares of Common Stock with respect to which such Limited Right is exercised, but shall be considered to have been exercised to that extent for purposes of determining the number of shares of Common Stock available for the grant of further stock options and Rights or the award of further Restricted Shares pursuant to this Plan. Upon the exercise or termination of an option, the Limited Right with respect to such option shall terminate to the extent of the shares of Common Stock with respect to which such option was exercised or terminated.

(b) Upon the exercise of a Limited Right, the holder thereof shall receive in cash whichever of the following amounts is applicable.

(i) in the case of an exercise of Limited Rights by reason of an acquisition of Common Stock described in Section 7(c)(i) hereof, an amount equal to the Acquisition Spread (as defined in Section 14(d) hereof);

(ii) in the case of an exercise of Limited Rights by reason of the change in composition of the Board of Directors described in Section 7(c)(ii), an amount equal to the Spread (as defined in Section 14(e) hereof);

(iii) in the case of an exercise of Limited Rights by reason of stockholder approval of an agreement described in Section 7(c)(iii), an amount equal to the Merger Spread (as defined in Section 14(g) hereof); or

(iv) in the case of an exercise of Limited Rights by reason of stockholder approval of a plan or agreement described in Section 7(c)(iv), an amount equal to the Liquidation Spread (as defined in Section 14(i) hereof).

Notwithstanding the foregoing, in the case of a Limited Right granted in respect of an Incentive Stock Option, the holder may not receive an amount in excess of such amount as will enable such option to qualify as an Incentive Stock Option.

(c) The term "Acquisition Price per Share" as used in this Section 14 shall mean, with respect to the exercise of any Limited Right by reason of an acquisition of Common Stock described in Section 7(c)(i), the greater of (i) the highest price per share shown on the Statement on Schedule 13D or amendment thereto filed by the holder of 30% (or such greater percentage as shall be required in order for the exemptions available under Rule 16b-3 to continue to be applicable to the Plan) or more of the Company's Common Stock which gives rise to the exercise of such Limited Right, and (ii) the highest Fair Market Value (as defined in Section 5(c) hereof) per share of Common Stock during the sixty-day period ending on the date such Limited Right is exercised. Any securities or property which are part or all of the consideration paid for shares of Common Stock in such acquisition shall be valued in determining the Acquisition Price per share at the higher of (A) the valuation placed on such securities or property by the corporation, person or other entity having such consideration or (B) the valuation placed on such securities or property by the Committee.

(d) The term "Acquisition Spread" as used in this Section 14 shall mean an amount equal to the product computed by multiplying (i) the excess of (A) the Acquisition Price per Share over (B) the option price per share of Common Stock at which the related option is exercisable, by (ii) the number of shares of Common Stock with respect to which the Limited Right is being exercised.

(e) The term "Spread" as used in this Section 14 shall mean, with respect to the exercise of any Limited Right by reason of a change in the composition of the Board described in Section 7(c)(ii), an amount equal to the product computed by multiplying (i) the excess of (A) the highest Fair Market Value per share of Common Stock during the sixty-day period ending on the date the Limited Right is exercised over (B) the option price per share of Common Stock at which the related option is exercisable, by (ii) the number of shares of Common Stock with respect to which such Limited Right is being exercised.

(f) The term "Merger Price per Share" as used in this Section 14 shall mean, with respect to the exercise of any Limited Right by reason of stockholder approval of an agreement described in Section 7(c)(iii), the greater of (i) the fixed or formula price for the acquisition of shares of Common Stock specified in such agreement if such fixed or formula price is determinable on the date on which such Limited Right is exercised, and (ii) the highest Fair Market Value per share of Common Stock during the sixty-day period ending on the date such Limited Right is exercised. Any securities or property which are part or all of the consideration for the acquisition of shares of Common Stock specified in such agreement shall be valued in determining the Merger Price per Share at the higher of (A) the valuation placed on such securities or property by the corporation, person or other entity paying such consideration or (B) the valuation placed on such securities or property by the Committee.

(g) The term "Merger Spread" as used in this Section 14 shall mean an amount equal to the product computed by multiplying (i) the excess of (A) the Merger Price per Share over (B) the option price per share of Common Stock at which the related option is exercisable, by (ii) the number of shares of Common Stock with respect to which the Limited Right is being exercised.

(h) The term "Liquidation Price per Share" as used in this Section 14 shall mean, with respect to the exercise of any Limited Right by reason of stockholder approval of a plan or agreement described in Section 7(c)(iv), the greater of (i) the fixed or formula price for the acquisition of shares of Common Stock specified in such plan or agreement if such fixed or formula price is determinable on the date on which such Limited Right is exercised, and (ii) the highest Fair Market Value per share of Common Stock during the sixty-day period ending on the date such Limited Right is exercised. Any securities or property which are part or all of the consideration for the acquisition of shares of Common Stock specified in such plan or agreement shall be valued in determining the Liquidation Price per Share at the higher of (A) the valuation placed on such securities or property by the corporation, person or other entity paying such consideration or (B) the valuation placed on such securities or property by the Committee.

(i) The term "Liquidation Spread" as used in this Section 14 shall mean an amount equal to the product computed by multiplying (i) the excess of (A) the Liquidation Price per Share over (B) the option price per share of Common Stock at which the related option is exercisable, by (ii) the number of shares of Common Stock with respect to which the Limited Right is being exercised.

(j) Notwithstanding any other provision of the Plan, no Right granted pursuant to Section 5(f) hereof may be exercised at a time when any Limited Rights held by the holder of such Right may be exercised.

15. **Withholding of Taxes.** To the extent that the Company is required to withhold or receive federal, state, local or foreign taxes in connection with any payment made or benefit realized by an employee or other person under this Plan, it shall be a condition to the receipt of any such payment or the realization of any such benefit that the employee or such other person make arrangements satisfactory to the Company for payment of any taxes required to be withheld. At the discretion of the Committee, any such arrangements may include, without limitation, relinquishment of a portion of any such payment or benefit or the surrender of outstanding shares of Common Stock, and any agreement pertaining to a grant of options or an award of Restricted Shares under the Plan may make such relinquishment the elective or mandatory form of satisfying such taxes. At the discretion of the Committee, in connection with any payment made or benefit realized by an employee or other person under this Plan, the Company and any such employee or other person also may make similar arrangements with respect to the payment of any taxes with respect to which withholding is not required.

16. **Foreign Employees.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to employees or other persons under this Plan who are foreign nationals or who are employed by the Company or any subsidiary of the Company outside the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

YOUR VOTE IS IMPORTANT!

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

ALLEN TELECOM INC.

This proxy is solicited on behalf of the Board of Directors for the Annual meeting to be held on April 26, 2002.

The undersigned hereby appoints Philip Wm. Colburn, Kathleen M. H. Wallman and Martyn F. Roetter, and each of them (with full power of substitution), as proxies of the undersigned to vote all stock of Allen Telecom Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders to be held on April 26, 2002 at 9:30 A.M. and at any adjournment thereof, as designated below, and in their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

1. Election of Directors

Nominees: P. Wm. Colburn, J. C. Lyons, S. I. Ausman, R. G. Paul, C. W. Robinson, M. F. Roetter, G. B. Smith and K. M. H. Wallman.

[ ] **FOR ALL** [ ] **WITHHELD ALL** [ ] **FOR ALL EXCEPT**

Nominee Exception(s) ____

2. Approval of the adoption of the Allen Telecom Inc. Amended and Restated 1992 Stock Plan.

[ ] **FOR ALL** [ ] **WITHHELD ALL** [ ] **FOR ALL EXCEPT**

3. Ratification of appointment of Deloitte & Touche LLP as independent auditors for the year ending December 31, 2002.

[ ] **FOR ALL** [ ] **WITHHELD ALL** [ ] **FOR ALL EXCEPT**

The Board of Directors recommends a vote **FOR** proposals 1, 2 and 3.

[ ] Please place an "X" in the box if you noted an address change on the reverse side.

(Continued and to be signed on the reverse side)

Allen Telecom Inc.
c/o Corporate Trust Services
Mail Drop 10AT66—4129
38 Fountain Square Plaza
Cincinnati, OH 45263

Name Appears

fold and detach here

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR proposals 1, 2 and 3.

Date: , 2002

Please note below any address change and place an "X" in
the corresponding box on the reverse side of this proxy.

_____
Signature(s)

_____
Signature(s)

Name Appears

Note: Please sign exactly as name appears hereon. Joint owners should each sign, personally. Executors, administrators, trustees, attorneys, guardians and officers signing for corporation or partnerships should give full title as such.